SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                             For November 18, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



          TABLE OF CONTENTS

          1. A free English translation of a recent press release issued by the Company on November 14, 2002.

          2. A free English translation of the Company's consolidated financial statements for the nine months ended September 30, 2002 prepared in accordance with Chilean generally accepted accounting principles.

telex-Chile



                             FOR IMMEDIATE RELEASE



                  Contact: Rodrigo Villa - Finance Manager
                           Telex-Chile S.A.
                           Telephone (562) 382-5786 - Fax (562) 3825116
                           E-mail: rvilla@Telex.cl

                    TELEX-CHILE S.A. ANNOUNCES CONSOLIDATED RESULTS FOR
                                    THIRD QUARTER OF 2002.

                (Santiago, Chile, November 14, 2002). Telex-Chile S.A., (NYSE-TL) announced its consolidated financial statements for the third quarter of the year 2002.

                Telex-Chile S.A. is the parent company of (i) Chilesat S.A., one of the main long distance public telephone carriers in Chile; (ii) Chilesat Servicios Empresariales S.A., one of the main suppliers of telecommunications business services in Chile; (iii) Texcom S.A. a holding company that operates a network of regional systems through telecommunications affiliates in Latin America and North America.

                The figures of the Income Statement shown in the charter that compares the results with those of 2001, according with the general accounting principles accepted in Chile, are expressed in millions of Chilean constant pesos at September 30, 2002. The information equivalent in dollars of the United States of America is based on the rate of exchange of the closing at September 30, 2002, which was Ch$ 748.73 per U.S. dollar.

                             RELEVANT INFORMATION

     1. On April 26, 2002, Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd. through their companies, Redes Opticas S.A. and Redes Opticas (Cayman) Corp., subscribed in total 3,777,161,888 shares of the capital increase agreed upon at the Special Shareholders' Meeting held on January 2002, for a total of Ch$ 73,373 million (US$ 112.5 million) that were entered by capitalizing the financial credits of the Company and of its affiliates Chilesat S.A. and Telex-Chile Overseas Ltd.

     2. By virtue of said capitalization, Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through those Companies, at September 30, 2002 control in total 86.3% of the subscribed and paid up shares of Telex-Chile S.A.

     3. Therefore, the financial debt of the Company (banks and suppliers) was reduced by approximately US$ 112.5 million. At September 30, 2002, the current liabilities and long term liabilities totaled US$29.8 million and US$24.4 million respectively, which implies that the debt/equity ratio is lower than 1.

     4. As a result of said capitalization, both Telex-Chile S.A. and its affiliate Chilesat S.A. fully met the terms of their preventive judicial agreements convened with their creditors on December last, to initiate, since June 2002, a stage of full normality in the development of their corporate operations.

     5. As from 12:00 hours a.m. on July 9, 2002, all the outstanding shares of Telex-Chile S.A. were automatically converted into common stock of a single series without any preference or privilege.

     6. On August 29, 2002, the Company made a proportional reduction in the amount of shares of 1 by 10 of the common stock of the Company registered in Chile and that underlie the ADS registered in the New York Exchange, which resulted in an increase in the price of the transactions per share in Chile and per ADS in the New York Stock Exchange.

                      CONSOLIDATED RESULTS OF TELEX-CHILE
             ACCUMULATED AT THE THIRD QUARTER OF FISCAL YEAR 2002

                           TELEX-CHILE CONSOLIDATED

The results of Telex-Chile S.A. at the third quarter of 2002 experienced an improvement of almost 63% with respect to the same period in 2001, reflecting a loss of Ch$10,674 million positively compared with an accumulated loss of Ch$28,702 million at the same date in 2001. As of September 2002, Telex-Chile recorded an EBITDA of Ch$3,262 million and an EBITDA Margin of 10.01% (EBITDA / total income), index that is positively compared with the EBITDA Margin obtained in the same period of 2001, which was 9.9%.

This improvement has been the result of a reduction of the operating costs and selling and administrative expenses, mainly due to lower expenses in telecommunications (lower expenses in the rental of satellite and data transmission means) and the de-consolidation of the affiliate Colomsat (Colombia) starting in January of this year. The above was partially compensated by the lower operating income of the affiliate Texcom S.A. (as a result of the de-consolidation of Colomsat, and by the lower income by correspondent activities generated by the affiliate Texcom USA) and the lower income of the Chilean operation, mainly explained by the slow economic recovery, which implied less traffic in the Multicarrier business. This is evidenced when the general trend of the Long Distance Market is analyzed, which during the past 12 months has experienced a decrease of 10% in the National Long Distance segment and 14% in the International Long Distance segment approximately.

On the other hand, non-operating results improved, mainly due to the reverse of penal financial expenses (other non operating income), due to the capitalization of the debt as a result of what was established in the preventive judicial agreement. Also, the financial restructuring permitted the Company to generate lower financial expenses and better results by the difference in exchange. This improvement was partially compensated by some non-recurrent effects as a result of the expenses incurred in the judicial preventive agreement, and the Company's reorganization.

Operating Results accumulated at the third quarter of 2002, although negative in Ch$ 5,823 million (US$ 7.78 million), reflect an improvement of 12.9% compared with the operating loss of Ch$ 6,683 million of the third quarter of the previous fiscal year.

The analysis of the Operating Results of the third quarter 2002, compared with the second quarter of the same period in 2002, shows an increase in sales of 5.3% (Ch$ 10,891 million in the third quarter), compensated with a greater operating cost of Ch$ 661 million (8.2%) partly explained by the effect of the increase in the rate of exchange on the cost of correspondent activities and telecommunications expenses, which have a component associated to the dollar. On the other hand, the affiliates Texcom S.A., Texcom USA, and Alliston, made a non-recurrent write-off of accounts receivable of Ch$ 631 million that they kept with the company Melbourne International Communications Ltd.

Non Operating Results accumulated at the third quarter of 2002 improved by 78% with respect to the same period in 2001. Non-operating results showed a loss of Ch$ 4,941 million (US$ 6.6 million), figure that is positively compared with the loss of Ch$ 22,268 million of the year 2001. The above is mainly given by the better result due to the difference in exchange (-Ch$ 1,907 million in 2002 v/s - Ch$ 12,205 million in 2001) due to the capitalization of the financial debt. Also, in 2002 non recurrent effects were recorded, such as: an increase in non operating income of Ch$ 1,849 million (mainly due to reverse of penal interest), a decrease in financial expenses, Ch$ 4,212 million with respect to 2001. The above was slightly compensated by an increase of the other non-operating disbursements for Ch$ 247 million. It should be noted that within this last concept, during the year 2002, expenses were generated for Ch$ 2,285 million, mainly explained by the expenses incurred in the preventive judicial agreement and the reorganization of the Company for a total amount of Ch$ 2,010 million, which have a non-recurrent nature.

The comparison between the third and second quarter of 2002 reflects a decrease in other non-operating income, as a result of the reverse of penal interest in the second quarter. On the other hand, there was also a lower result due to difference in exchange between both quarters, because of the raise of the peso/dollar rate of exchange (Ch$ 60.7).


Additional Information

At December 31, 2001, as a way to duly represent the financial and accounting situation of the Company, the Administration decided to make a provision of valuation of the deferred tax for Ch$ 8,860 million (Ch$ 14,278 million at September 2002), mainly due to the accumulated tax loss. Given that the financial situation has changed very much as a consequence of the capitalization of bank liabilities, the fresh injection of capital, and the fact that the Company may develop its business corporate strategy, in the future this valuation provision will be reversed and, to the extent that the financial projections thus guarantee it, this will have as a consequence better results for the fiscal year.

On the other hand the Telex Group made a revision and analysis of the assets of the group as a whole in 2001, with the external auditors of the Company, which resulted in an adjustment due to obsolescence of some assets for Ch$ 11,009 million. The above is included within a transparency policy kept by the Company with respect to the information presented in the financial statements.

The Company's Corporate Strategy is directed to consolidate the market position for national long distance services and international long distance services in the Individuals segment and to recover the market share in the Companies segment. On the other hand, affiliates will be developed in the United States and Peru, taking advantage of the facilities and the knowledge of the telecommunications market of the Holding. This Strategy is supported by the majority shareholders Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments Ltd. and the new managers incorporated this year, motivated by the great growth potential of the Company.

As part of the Strategy, it should be pointed out that the Company made investments during the firsts nine months of the year 2002 for approximately Ch$1,853 million.

-----------------------------------------------------------------------------

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of the Telex-Chile's management and are subject to a number of factors and uncertainties that could cause results to differ materially from those described in the forward-looking statement. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effect of provisions regarding the allowances for deferred tax valuations. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U. S. Securities and Exchange Commission.

TELEX-CHILE S.A.
CONSOLIDATED RESULTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2002 (PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT SEPTEMBER 30, 2002


                                                      NINE MONTHS       NINE MONTHS       NINE MONTHS
           INCOME STATEMENT                          ENDED 30/09/02    ENDED 30/09/01    ENDED 30/09/02
                                                     --------------    --------------    ---------------
                                                      Millions CH$      Millions CH$      Millions US$
------------------------------------------------     --------------    --------------    ---------------
REVENUES

CHILESAT S.A.                                               24.041            25.555            32,11

CHILESAT SERVS EMPRESARIALES S.A.                            3.819             3.765             5,10

TELEX CHILE S.A.                                                29                32             0,04

TEXCOM S.A.                                                  4.597             9.310             6,14

TELSYS S.A.                                                     88               100             0,12
---------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                              32.574            38.762            43,51
---------------------------------------------------------------------------------------------------------

    ACCESS CHARGES                                          (3.677)           (3.809)           (4,91)
    OTHER OPERATING COST                                   (12.634)          (17.941)          (16,87)
    DEPRECIATIONS                                           (8.041)           (9.239)          (10,74)
    AMORTIZATIONS                                                -               (53)               -

    TOTAL OPERATING COSTS                                  (24.352)          (31.042)          (32,52)

  GROSS INCOME                                               8.222             7.720            10,98
    S&G A. EXPENSES (Without Provisions)                   (11.637)          (11.696)          (15,54)
    PROVISION FOR TRADE DEBTORS                             (1.364)           (1.480)           (1,82)
    DEPRECIATIONS                                           (1.038)           (1.177)           (1,39)
    AMORTIZATIONS                                               (6)              (50)           (0,01)

    TOTAL S&G A. EXPENSES                                  (14.045)          (14.403)          (18,76)
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            (5.823)            6.683            (7,78)
---------------------------------------------------------------------------------------------------------

    +DEPRECIATION AND AMORTIZATION                           9.085            10.519            12,13
---------------------------------------------------------------------------------------------------------
EBITDA                                                       3.262             3.836             4,36
---------------------------------------------------------------------------------------------------------

NON OPERATING RESULTS
    INTEREST INCOME                                            550               526             0,73
    OTHER NON OPERATING INCOME                               2.021               171             2,70
    FINANCIAL EXPENSES                                      (3.149)           (7.361)           (4,21)
    OTHER NON OPERATING EXPENSES                            (2.285)           (2.038)           (3,05)
    INCOME (LOSS) FROM INVESTMENT IN REL. COMPANIES           (294)             (114)           (0,39)
    AMORTIZATION OF GOODWILL                                   (18)              (10)           (0,02)
    PRICE LEVEL RESTATEMENT                                    141            (1.237)            0,19
    DIFFERENCE IN EXCHANGE RATE                             (1.907)          (12.205)           (2,55)
---------------------------------------------------------------------------------------------------------
TOTAL NON OPERATING' RESULT                                 (4.941)          (22.268)           (6,60)
---------------------------------------------------------------------------------------------------------

RESULT BEFORE TAXES                                        (10.764)          (28.951)          (14,38)
    INCOME TAXES                                               (14)               21            (0,02)
    MINORITARY INTEREST                                        104               228             0,14
    AMORTIZATION NEGATIVE GOODWILL                               -                 -                -
---------------------------------------------------------------------------------------------------------
NET RESULT                                                 (10.674)          (28.702)          (14,26)
---------------------------------------------------------------------------------------------------------

(1) US$=748.73
(2) In 2002 Texcom Consolidated Revenues include the Consolidation of
Texcom USA and Perusat (Peru).


           Consolidated Financial Statements

           TELEX-CHILE S.A  AND SUBSIDIARIES

           Santiago, Chile
           September 30, 2002 and 2001

                       Consolidated Financial Statements

                       TELEX-CHILE S.A. AND SUBSIDIARIES

                          September 30, 2002 and 2001










                                   Contents







Financial Statements

Consolidated Balance Sheets.................................................2
Consolidated Statements of Income...........................................4
Consolidated Statements of Cash Flows.......................................5
Notes to the Consolidated Financial Statements..............................7


Ch.$       -      Chilean pesos
Th.Ch.$    -      Thousands of Chilean pesos
Th.US$     -      Thousands of United States dollars
UF         -      Unidades de Fomento (Chilean government inflation-indexed
                  monetary units)

                       TELEX CHILE S.A. AND SUBSIDIARIES
                          Consolidated Balance Sheets


                                                                                   As of September 30,
                                                                             ----------------------------------
                                                                                2002                   2001
                                                                                ----                   ----
ASSETS                                                                         Th.Ch.$                Th.Ch.$

CURRENT ASSETS

   Cash                                                                           426,194                  485,423
   Time deposits                                                                1,156,092                  410,573
   Marketable securities (net)                                                  1,903,805                1,037,176
   Accounts receivable                                                          2,769,763                3,698,941
   Notes receivable (net)                                                         145,716                  102,896
   Sundry debtors                                                               1,472,461                1,756,566
   Notes and accounts receivable from related companies                         1,685,376                1,986,662
   Recoverable taxes                                                              683,286                  898,738
   Prepaid expenses                                                               628,512                  425,125
   Other current assets                                                         3,116,377                4,127,490
                                                                          ------------------  -----------------------

   Total current assets                                                        13,987,672               14,929,590
                                                                          ------------------  -----------------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                           591,418                  988,906
   Buildings and infrastructure                                                47,760,164               50,762,585
   Machinery and equipment                                                     58,171,466               86,287,461
   Other fixed assets                                                          23,787,835               28,259,386
   Less: Accumulated depreciation                                            (58,118,175)             (55,222,659)
                                                                          ------------------  -----------------------

   Total fixed assets (net)                                                    72,192,708              111,075,679
                                                                          ------------------  -----------------------

OTHER ASSETS
   Investments in related companies                                                     -                    9,048
   Investments in other companies                                                     296                      296
   Goodwill                                                                       449,589                  142,781
   Notes and accounts receivable from related companies, long-term                448,781                1,662,176
   Long-term deferred taxes                                                             -                  565,934
   Other                                                                          126,945                  352,393
                                                                          ------------------  -----------------------
   Total other assets                                                           1,025,611                2,732,628
                                                                          ------------------  -----------------------
    Total Assets                                                                87,205,991              128,737,897
                                                                          ==================  =======================


The accompanying notes No. 1 to 27 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES
                          Consolidated Balance Sheets

                                                                                   As of September 30,
                                                                             ----------------------------------
  LIABILITIES, DEFERRED REVENUES AND SHAREHOLDERS' EQUITY                      2002                   2001
                                                                               ----                   ----
                                                                              Th.Ch.$               Th.Ch.$
  CURRENT LIABILITIES

   Due to bank and financial institutions, short-term                               3,602                   26,992
   Current portion of long-term Bank and financial institutions debt              660,251               45,940,114
   Long-term obligations with maturities within one period                      5,862,527                5,502,471
   Accounts payable                                                            12,861,692               12,601,964
   Notes payable                                                                  137,960                   70,659
   Sundry creditors                                                               347,673                  428,782
   Notes and accounts payable to related companies                                 93,102                   48,850
   Accrued liabilities                                                            832,278                2,023,003
   Withholdings                                                                   410,482                  740,633
   Income taxes                                                                     2,710                   90,708
   Deferred revenues                                                            1,125,794                1,005,127
   Other current liabilities                                                            -                   39,337
                                                                          ------------------  -----------------------

   Total current liabilities                                                   22,338,071               68,518,640
                                                                          ------------------  -----------------------

  LONG-TERM LIABILITIES
   Due to banks and financial institutions                                      4,073,036               43,704,910
   Long-term notes payable                                                     10,493,354               14,454,456
   Accrued liabilities                                                          3,612,370                        -
   Other long-term liabilities                                                    114,843                  108,949
                                                                          ------------------  -----------------------

   Total long-term liabilities                                                 18,293,603               58,268,315
                                                                          ------------------  -----------------------

  DEFERRED REVENUES                                                             5,172,729                5,573,272
                                                                          ------------------  -----------------------

  MINORITY INTEREST                                                               298,166                  369,489
                                                                          ------------------  -----------------------

  SHAREHOLDERS' EQUITY
   Paid-in capital                                                            181,489,545              100,270,173
   Reserve for capital reappraisal                                              2,229,672                2,205,944
   Share premium account                                                          997,815                  997,893
   Other reserves                                                             (4,744,545)              (4,368,569)
   Reserve for future dividends                                                         -                8,036,817
   Accumulated deficit                                                      (128,170,330)             (80,221,775)
   Net loss for the period                                                   (10,673,912)             (28,702,153)
   Accumulated deficit from subsidiaries in development stage                    (24,823)              (2,210,149)
                                                                          ------------------  -----------------------

   Total shareholders' equity                                                  41,103,422              (3,991,819)
                                                                          ------------------  -----------------------
   TOTAL LIABILITIES, DEFERRED REVENUES AND
      SHAREHOLDERS' EQUITY                                                     87,205,991              128,737,897
                                                                          ==================  =======================


The accompanying notes No. 1 to 27 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES
                       Consolidated Statements of Income

                                                                                   For the periods ended
                                                                              At January 1 and September 30,
                                                                             ----------------------------------
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
  OPERATING LOSS

     Net sales                                                                 32,574,043               38,762,282
     Cost of sales                                                           (24,352,226)             (31,042,137)
                                                                          ------------------  -----------------------

     Operating margin                                                           8,221,817                7,720,145
     Administrative and selling expenses                                     (14,045,274)             (14,402,705)
                                                                          ------------------  -----------------------

Operating loss                                                                (5,823,457)              (6,682,560)
                                                                          ------------------  -----------------------


 NON-OPERATING LOSS

    Financial income                                                              550,196                  526,266
    Other non-operating income                                                  2,020,609                  171,539
    Loss on investments in related companies                                    (294,078)                (114,327)
    Amortization of goodwill                                                     (17,682)                 (10,355)
    Financial expense                                                         (3,149,429)              (7,361,028)
    Other non-operating expenses                                              (2,285,140)              (2,037,790)
    Price-level restatement                                                       141,108              (1,236,962)
    Exchange differences                                                      (1,906,523)             (12,205,477)
                                                                          ------------------  -----------------------

Non-operating loss                                                            (4,940,939)             (22,268,134)
                                                                          ------------------  -----------------------

Loss before income taxes                                                     (10,764,396)             (28,950,694)
     Income taxes                                                                (13,719)                   20,930
                                                                          ------------------  -----------------------

Consolidated loss                                                            (10,778,115)             (28,929,764)
     Minority interest                                                            104,203                  227,611
                                                                          ------------------  -----------------------

Net loss for the period                                                      (10,673,912)             (28,702,153)
                                                                          ==================  =======================

The accompanying notes No. 1 to 27 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows

                                                                                   For the periods ended
                                                                                       September 30,
                                                                             ----------------------------------
                                                                                  2002                   2001
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of account receivable                                               34,341,649               39,876,205
Interest received                                                                 200,887                  403,538
Dividends and Other perceived Allotments                                                7                        -
Other receipts                                                                    825,592                  345,372
Payment to suppliers and personnel                                           (31,863,797)             (34,142,754)
Interest paid                                                                   (557,710)              (1,723,046)
Income taxes paid                                                                   6,141                  101,288
Other expenses paid                                                           (2,244,645)              (1,031,173)
Value added tax and other similar payments                                    (1,942,467)              (3,197,996)
                                                                          ------------------  -----------------------

   Net cash provided by operating activities                                  (1,234,343)                  631,434
                                                                          ------------------  -----------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of shares                                                             81,256,564                        -
Other related company financing                                                   494,444                        -
Payment of loans                                                             (74,775,090)             (13,213,814)
Other financing Payments.                                                        (50,125)                        -
                                                                          ------------------  -----------------------

   Net cash provided (used) in financial activities                            6,925,793             (13,213,814)
                                                                          ------------------  -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                                            233,421                    3,415
Sales of permanent investments                                                         70                        -
Sales of financial investments                                                     25,243               13,337,127
Collections of loans from related companies                                             -                  642,356
Other investing receipts                                                          203,449                   90,644
Acquisitions of property, plant and equipment                                 (5,507,276)              (3,042,106)
Permanent investments                                                           (502,812)                        -
Other loans to related companies                                                (402,249)                        -
Other investing disbursements                                                   (126,861)                 (82,460)
                                                                          ------------------  -----------------------

   Net cash provided by (used in) investing activities                        (6,077,015)               10,948,976
                                                                          ------------------  -----------------------

Net cash                                                                        (385,565)              (1,633,404)

Effect of inflation on cash and cash equivalents                                 (59,423)                 (50,365)
                                                                          ------------------  -----------------------

Net change in cash and cash equivalents                                         (444,988)              (1,683,769)

Cash and cash equivalents at beginning of period                                3,927,668                4,350,035
                                                                          ------------------  -----------------------

Cash and cash equivalents at end of period                                      3,482,680                2,666,266
                                                                          ==================  =======================


                       TELEX CHILE S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows


                                                                                        September 30,
                                                                            --------------------------------------
                                                                                2002                    2001
                                                                            -------------           --------------
                                                                               Th.Ch.$                 Th.Ch.$
RECONCILIATION OF CASH PROVIDED BY
OPERATING ACTIVITIES AND NET LOSS
FOR THE PERIOD

   Net loss for the period                                                   (10,673,912)             (28,702,153)

   Results on sales of assets:

   Loss on sale of property, plant and equipment                                  (1,496)                  (5,854)
   Losses for sales of investments                                                     70                        -

Charges (credits) to income that do not represent cash flows:

   Depreciation for the period                                                  9,079,436               10,416,617
   Amortization of intangible assets                                                5,568                  103,035
   Write-offs and provisions                                                    1,364,423                1,519,722
   Accrued loss on investments in
   Related companies                                                              294,078                  114,327
   Amortization of goodwill                                                        17,682                   10,355
   Net price-level restatement                                                  (141,108)                1,236,962
   Exchange differences                                                         1,906,523               12,205,477
   Other non-cash credits to income                                              (14,636)                 (32,922)
   Other non- cash charges to income                                               51,525                  197,617

Changes in assets that affect Cash flow:


   Increase in accounts receivable                                            (7,078,773)              (6,928,084)
   (Increase) Decrease in other assets                                        (2,036,047)                 (75,660)

Changes in liabilities that affect Cash flow:

   Increase in accounts payable
   related to operations                                                        3,046,585                4,857,157
   Increase in interest payable                                                 2,577,342                4,800,172
   (Decrease) Increase in income taxes payable                                     25,703                 (30,332)
   Increase in other accounts payable
   not related to operations                                                      624,267                1,448,471
   Net decrease in Value Added Taxes and
   other similar payments                                                       (177,370)                (275,862)
   Loss (Gain) attributable to minority interest                                (104,203)                (227,611)
                                                                          ------------------  -----------------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                                  (1,234,343)                  631,434
                                                                          ==================  =======================

The accompanying notes No. 1 to 27 form an integral part of these consolidated financial statements.

                       TELEX CHILE S.A. AND SUBSIDIARIES
                Notes to the Consolidated Financial Statements

                        At September 30, 2002 and 2001


Note 1 - Registration in the Securities Register

The Parent company is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.


Note 2 - Accounting Criterion Applied

a)      Period covered

        The accompanying consolidated financial statements cover the period between January 1 to September 30, 2002, with comparative figures for the same period of prior period.


b)      Basis of preparation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted issued by the Chilean Association of Accountants and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean Superintendency of Securities will supersede.

c)      Basis of presentation

        For comparison purposes, the figures relating to 2001 were restated by the change in the CPI for the period amounting to 2.2%.

d)      Basis of consolidation

        These consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions performed between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:

        Tax
        Identification
        No.                  Company                                          Ownership percentage
        ---                  -------                                          --------------------
                                                                                 2002                      2001
                                                                                 ----                      ----
                                                                    Direct      Indirect     Total        Total
                                                                  --------      --------  --------      -------
        88.381.200-K      Chilesat S.A.                            99.9900         -       99.9900       99.9900
        95.714.000-9      Chilesat Servicios Empresariales S.A.    99.9900         -       99.9900       99.9900
        96.628.790-K      Texcom S.A.                              98.4432         -       98.4432       98.4432
        Panama            Landana Properties Inc.                 100.0000         -      100.0000      100.0000
        Cayman Island     Telex Chile Overseas Ltd.               100.0000         -      100.0000      100.0000
        96.756.140-1      Telsys S.A.                              99.9997       0.0003   100.0000      100.0000

    As of September 30, 2002 and 2001 the consolidated financial statements consider the assets and liabilities of Texcom S.A.'s foreign subsidiaries:


        Tax identification
               No.                        Company                               Ownership percentage
        ------------------                -------                               --------------------
                                                                                  2002                     2001
                                                                                  ----                     ----
                                                                     Direct      Indirect     Total       Total
                                                                     ------      --------     -----       -----
         Colombia          Colomsat S.A.                               -            -          -        93.4423
         Venezuela         Texcom Telecomunicaciones C.A.              -            -          -        98.4432
         USA               Alliston Properties Inc.                    -         98.4432    98.4432     98.4432
         Panama            Kroll S.A.                                  -         98.4432    98.4432     98.4432
         USA               Telecom. Investments Joint Venture          -         88.5989    88.5989     88.5989
         USA               NACS Communications Inc.                    -         88.5989    88.5989     88.5989
         Peru              Perusat S.A.                                -         93.6687    93.6687     93.6687

At September 30, 2002 and 2001 the consolidated financial states consider the assets and passive of the following subsidiaries of the company Telsys Corp.

 Tax identification
        No.                 Company                                      Ownership percentage
 ------------------         -------                                      --------------------
                                                                           2002                     2001
                                                                           ----                     ----
                                                              Direct      Indirect     Total       Total
                                                              ------      --------     -----       -----
  96.969.270-8      Inversiones Proventus S.A.                55.000         -        55.000         -
  96.937.100-6      Gestion Integral de Clientes S.A.         0.0100      54.9900     55.000         -

As of September 30, 2002 and 2001, these consolidated financial statements do not include assets and liabilities of the subsidiary due to the fact this subsidiary is in its development and start-up stage.

 Tax identification
        No.             Company                                         Ownership percentage
 ------------------     -------                                         --------------------
                                                                           2002                     2001
                                                                           ----                     ----
                                                              Direct      Indirect     Total        Total
                                                              ------      --------     -----       -----
  96.928.370-0      Net.Chile S.A.                              -         100.0000    100.0000    100.0000


Subsidiaries in organization and start-up stage have not been included in consolidation, as required by Circular No. 981 of the Superintendency of Securities and Insurance.


Additional information:

Inversiones Proventus S.A.

On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. in M$ 502,721 (historical value), equivalent to 55,000 shares subscribed and paid-up integrally by Telsys S.A., generating a lower value of M$ 290,807.


Gestion Integral de Clientes S.A.

On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. in M$ 91 (historical value), equivalent to 1 share that was integrally paid by Telsys S.A., generating a lower value of M$ 59.

     Colomsat S.A.

     Restructuring of the Company ended under Law 550, the first stage of this procedure concluded with the determination of rights and credit claims on February 21, 2002 and the second stage by the approval of the agreement ended on June 21, 2002 with 87.35% votes in favor of the shareholders of the Company. Banco Sudameris owns 5.85% of such votes and was the only shareholder to give a vote against. In consequence the Company must implement the approved process, whose conditions are as follows:

     The strategy of reorganization being contemplated starts with the intention of the present shareholders to sell the Company in a short-term basis to a strategic investor. For such event, the present credit claims will be renewed by novation by Bonos de Riesgos which are titles changed into Company shares. Shareholders who have selected the capitalization will recover their credit claims by the sale of their Company's participation.

     On August 11, 2001, Colomsat S.A. increased its capital by Th.Ch.$ 121,680 (historical value) equivalent to 461,564 shares that were fully subscribed and paid by Texcom S.A. thereby increasing its participation to 95.04%.

     Telex Chile Overseas Ltd.

     On June 27, 2001, Telex-Chile S.A. made a capital contribution amounting to Th.Ch.$ 272,310 (historical value).- equivalent to 435,000 shares.

     Texcom Telecomunicaciones C.A.

     During November 2001, this subsidiary closed its business operations.

e)   Price-level restatement

     In order to show the effect of Price-Level changes on the financial position and results of operations, shareholders' equity, property, plant and equipment and other non-monetary assets and liabilities have been restated on the basis of the variation in the Official Consumer Price Index (C.P.I), applied with a one month lag, which was 1,3% for the period between December 1, 2001 and August 31, 2002 (2,2% in 2001). The balances of the statement of income accounts were also restated to express them at period-end values.

f)   Basis of translation

     US dollar assets and liabilities, and those expressed in Unidades de Fomento have been translated into Chilean pesos using the following period-end rates:

                                         Ch.$ per unit
                                    2002                2001
                                    ----                ----

     Unidad de fomento            16,455.03          16,094.96
     U.S. Dollar                     748.73             695.02


g)   Time deposits

     Investments in time deposits are stated at cost plus restatements and interest accrued through period-end.


h)   Marketable securities

     Under this item are presented several investments valued as follows:

     - Shares: At the lower of restated acquisition cost or market value at each period-end.

     -    Mutual funds: At the unit value of the respective mutual fund units.

i)   Allowances for doubtful debts

     Allowances have been set up at the end of each period based on those balances considered to be of doubtful recovery and based on the age of the respective accounts receivable. In addition, a global allowance has been set up at September 30 of each period by Chilesat S.A. based on the average default rate experienced by the company.

j)   Other current assets

     These balances mainly correspond to unbilled services of customers that relates to services rendered to be invoiced, valued at the tariffs contracted for the respective services. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through period-end.

k)   Property, plant and equipment

     Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the companies until the assets are in a condition to be used, applying the actual average cost of financing.

l)   Depreciation of property, plant and equipment

     Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.


     Depreciation expense in 2002 amounted to Th.Ch.$ 9,079,436 (Th.Ch.$ 10,416,617 in 2001).

m)   Leased assets

     Assets acquired under financial lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition the respective obligation is presented in short and long-term portion of notes payable net of its deferred interest.


n)   Investments in related companies

     Investments in related companies are accounted for using the equity method of accounting; recognizing the participation in their results on an accrual basis. Unrealized intercompany balances have been eliminated in consolidation.

     The equity value of investments abroad is calculated based on financial statements adjusted to accounting principles generally accepted in Chile and translated to Chilean pesos in conformity with Technical Bulletin No. 64 of the Chilean Association of Accountants, as follows:


     Investments controlled in Chilean pesos:

     - Monetary assets and liabilities are converted at the exchange rate prevailing at each period-end.

     - Non-monetary assets and liabilities, principally property, plant and equipment and equity accounts, are valued at acquisition or contribution cost plus price-level restatement.

     - Income and expense accounts are converted to Chilean pesos at the exchange rate prevailing at each month in which the transaction occurred.

     -    Exchange differences are charged and/or credited to income.

     Investments controlled in U.S. dollars:

     - Assets, liabilities and income and expense accounts are converted at the exchange rate prevailing at each month-end of transaction.

     - Unrealized exchange differences generated in the conversion of the financial statements are recorded with a charge or credit to an equity account.

o)   Accumulated deficit from subsidiary in development stage

     In compliance with the instructions of the Superintendency of Securities and Insurance, the costs and liabilities arising from the Company's subsidiary's organization and start-up stage which are not to be assigned to the cost of tangible or intangible assets, are presented as a deduction within each subsidiary's equity.

     The proportionate amount of accumulated deficit from subsidiary in development stage has been recognized based on the investee's financial statements with a charge to the Parent Company's equity.


p)   Investments in other companies

     Investments in other companies are presented at restated acquisition cost.

q)   Goodwill

     Goodwill represents the difference between the acquisition cost of shares of related companies and the equity value of these investments at the date of the acquisition. These differences are amortized over a maximum period of 20 periods. In addition, the Company evaluates this period on a regular basis considering such factors as prior period and forecasted financial gains or losses and other relevant issues.

r)   Income and deferred taxes

     The Company determines and records its income taxes on an accrual basis, in conformity with current tax Chilean regulations.

     Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book basis of assets and liabilities, in conformity with Technical Bulletins Nos. 60 and 71 of the Chilean Association of Accountants.

s)   Severance indemnities

     The Parent company and its subsidiaries have not contracted with their personnel the payment of indemnities for periods of service. Amounts actually paid are charged to income as incurred.

t)   Revenue recognition

     The Parent company and its subsidiaries recognize revenues when services are rendered. The value of services rendered and not billed is included in other current assets.

u)   Accounting for long-distance traffic

     International long-distance:

     Subscriber revenues

     Revenues from subscribers for international telephone services are recognized on an accrual basis. Unbilled services are included in other current assets.

     Trade of international traffic

     The subsidiary Chilesat S.A. has signed operating agreements with foreign correspondents setting the conditions under which long-distance traffic is both delivered and received. Under these agreements, the Parent company is entitled to receive, international traffic from each foreign correspondent in the same proportion in which the Company participates of total international traffic sent to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the tariffs established in the respective agreements.

     Domestic long-distance traffic

     Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at the switching centers, considering the tariffs contracted or prevailing for each service. Calls made but not yet billed are included in other current assets as customers to be invoiced.

v)   Computer software

     The Parent Company and its subsidiaries operates only with computer software acquired from third parties and its cost is amortized according over their estimated useful lives, considering a maximum period of 4 periods.


w)   Expenditure for research and development

     The Parent Company and its subsidiaries have not incurred in costs related to research and development of projects or special studies, otherwise, these costs should be charged to income of the period in which the costs were incurred.


x)   Statement of cash flows

     For purposes of preparation of the statement of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Institute of Accountants, the Parent company and its subsidiaries consider as cash equivalents all investments which are made as part of normal cash management activities.

     Cash flows provided by operating activities included all cash flows related to the Parent company and its subsidiaries' operations, including interest paid and financial income. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.


Note 3 - Changes in accounting principles

There were no changes in the accounting principles used during 2002 as compared to the period that could significantly affect the interpretation of these consolidated financial statements.

Note 4 - Marketable Securities

Marketable securities at each period-end were as follows:


                                                                                    Book Value
                                                                                    ----------
 Instruments                                                                 2002                2001
 -----------                                                                 ----                ----
                                                                            Th.Ch.$             Th.Ch.$

 Shares                                                                          3,501              4,348
 Mutual fund units                                                           1,900,394          1,032,818
 Banco Central de la Republica - Colombia                                            -                  -
 Fiduciaria Alianza - Colombia                                                       -                 10
                                                                            ----------         ----------
 Total Marketable Securities                                                 1,903,895          1,037,176
                                                                             =========          =========

2002 Mutual fund units:

                                                          Number of              Unit
Institution                                                 Units                Value             Amount
-----------                                             -------------         --------         ----------
                                                             No.                 $               Th.Ch.$

Santander S.A. Administradora de Fondos Mutuos           716,623.43           2,071.32          1,484,359
BBVA Administradora  de Fondos Mutuos BHIF S.A.          239,947.91           1,421.28            341,035
Bice Dreyfus Inversiones y Ahorro.                         3,679.15           6,795.06             25,000
Bice Dreyfus  Manager                                     29,539.95           1,692.62             50,000
                                                                                                ---------

Total  2002 Mutual Fund Units                                                                   1,900,394
                                                                                                =========


Note 5 - Accounts Receivable

The balance in this account at September 30, 2002 and 2001 comprises:

                                               Currents
--------------------------------------------------------------------------------------------------
                                             More than 90 days
                    Up to 90 days        Up to one period     Subtotal     Total Current (net)
                    -------------        ----------------     --------     -------------------

       ITEM            2002         2001       2002      2001        2002         2002       2001
                       ----         ----       ----      ----        ----         ----       ----
                     Th.Ch.$     Th.Ch.$    Th.Ch.$    Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$
                     -------     -------    -------    -------     -------     -------     -------
 Accounts
receivable          6,333,679  10,101,028   868,050    710,506    7,201,729   2,769,763  3,698,941
 Bad debt
estimate                    -           -         -          -    4,431,966           -          -
 Notes receivable   1,682,323   1,871,441    62,280     12,855    1,744,603     145,716    102,896
 Bad debt
estimate                    -           -         -          -    1,598,887           -          -
 Sundry debtors     1,448,523   1,742,291    23,938     14,274    1,472,461   1,472,461  1,756,566
 Bad debt
estimate                    -           -         -          -            -           -          -


                                                 2002                                     2001
                                                 ----                                     ----
                                         Th.Ch.$          %                   Th.Ch.$            %
Domestic customers                      6,972,391                          10,727,740
Bad debt estimate                      (4,431,966)                         (7,112,593)
                                     ------------                        ------------

Subtotal                                2,540,425       91.72%              3,615,147          95.73%
Foreign customers                         229,338                              83,794
Bad debt estimate                               -                                   -
                                     ------------                        ------------
Subtotal                                  229,338        8.28%                 83,794           2.27%
                                     ------------      -------           ------------        --------
Total                                   2,769,763      100.00%              3,698,941         100.00%
                                       ==========      =======           ============
Notes receivable detail:

Checks receivable                         340,250                             353,076
Unrecoverable notes estimate             (307,378)                           (319,497)
                                     ------------                        ------------
Subtotal                                   32,872       22.56%                 33,579          32.63%

Promissory notes receivable             1,360,352                           1,486,251
Unrecoverable notes estimate           (1,247,508)                         (1,416,934)
                                     ------------                        ------------
Subtotal                                  112,844       77.44%                 69,317          67.37%
Other notes receivable                     44,001                              44,969
Unrecoverable notes estimate              (44,001)                            (44,969)
                                     ------------                        ------------
Subtotal                                        -            -                      -               -
                                     ------------      -------           ------------         -------
Total                                     145,716      100.00%                102,896         100.00%
                                     ============      =======           ============
Sundry debtors detail:

 Collection entities                    1,143,336       77.65%              1,202,237          68.44%
 Advances to suppliers                    113,530        7.71%                416,653          23.72%
 Other receivables                        215,595       14.64%                137,676           7.84%
                                     ------------      -------           ------------         -------
Total                                   1,472,461      100.00%              1,756,566         100.00%
                                     ============      =======           ============         =======


Note 6 - Balances And Transactions With Related Companies


a) Notes and accounts receivable from and payable to related companies


     At each period-end the accounts receivable from and payable to related companies is as follows:

Notes and Accounts Receivable


       Tax
 identification
       No.                        Company                           Short-term                     Long-term
       ---                        -------                           ----------                     ---------
                                                                2002           2001            2002          2001
                                                                ----           ----            ----          ----
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                              -------         -------        -------        -------

  Colombia        Colomsat S.A.                              1,065,012           -           179,279           -
  96.756.430-3    Chilexpress S.A.                             607,191        814,096        178,335        699,076
  U.S.A.          Melbourne  International  Communications
                    Ltd.                                         -            890,820           -           514,764
  95.017.000-K    Telecomunicaciones de Chile S.A.               -            280,211           -           361,847
  96.928.370-0    Net-Chile S.A.                                13,173          1,535           -              -
  96.819.710-K    Texcom Chile S.A.                              -               -            91,167         86,489
                                                             ---------      ---------        -------      ---------
   Total                                                     1,685,376      1,986,662        448,781      1,662,176
                                                             ---------      ---------        -------      ---------


Notes and Accounts Payable


       Tax
 identification
       No.          Company                                           Short-term                     Long-term
 ---------------    -------                                           ----------                     ---------
                                                                2002           2001            2002          2001
                                                              Th.Ch.$         Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                          ------------        -------        -------        -------

    Venezuela     Texcom Telecomunicaciones C.A.               55,133             -             -              -
      EE UU       Melbourne International Communications
                    Ltd.                                       32,234             -             -              -
  77.180.410-1    Inversiones Dona Candelaria Cia. Ltda.        5,735             -             -              -
  96.872.680-3    Inversiones y Asesorias S.A.                   -             4,932            -              -
        -         Other related companies                        -            43,918            -              -
                                                          -----------        -------         -------        -------
  Total                                                        93,102         48,850            -              -
                                                          -----------        -------         -------        -------


     Concepts and terms:  2002

     Colomsat S.A.
     Concept: Correspondent recurrent services.
     Terms: Services given up to October 24, 2001 were converted into Bonos de Riesgo, according to Colombian Law 550. The remaining amount to be collected up to December 31, 2001 are totally temporary, therefore the amounts presented belong to services given in 2002.

     Chilexpress S.A.:
     Concepts: Telecommunications services, franchising for use of brand, rental of non-movables payable and courier services received.
     Terms: Telecommunication services in accordance with a payment agreement expiring in 2002 that is traded with courier services received, franchising for use of brand, traded annually with rentals of unmovable payable and whose long-term expires on 2005.

     Net-Chile Corp.:
     Concept: I pass over in bill current.
     Terms: Exigible in the short term.

     Melbourne International Communications Ltd.
     Concept: Correspondent recurrent services.
     Terms: Services that will be paid according to its classification in the short-term.

     Texcom Chile S.A.:
     Concept: Sale of equipment.
     Terms: Its collection is related to the asset realization.

     Texcom Telecomunicaciones C.A.:
     Concept: Telecommunication Services.
     Terms: Payable in the short-term.

     Inversiones Dona Candelaria Cia Limitada.:
     Concept: transfer to account current.
     Terms: Exigible in the short term.

b)   Transactions with related parties

     During the periods ended at September 30, 2002 and 2001, the Parent Company and its subsidiaries performed the following significant transactions with related parties, under market normal conditions:

                                                                                        2002                   2001
                                                                                        ----                   ----
                                                                                            Effect                 Effect
                                                                                Amount     on income    Amount    on income
                                  Nature of the                                          (Charge)/credit        (Charge)/credit
      Company       Tax id. No.   Relationship            Description           Th.Ch.$     Th.Ch.$    Th.Ch.$     Th.Ch.$
      -------       -----------   ------------            -----------           -------     -------    -------     -------

Asesorias e         79.501.020-3 Common             Services received            26,761     (26,761)     26,769    (26,769)
Inversiones                      shareholder
Santa Teresa S.A.

Chilexpress S.A.    96.756.430-3 Common Directors   Invoicing to Chilexpress
                                 and Shareholders    S.A.
                                                    Invoicing to Chilexpress
                                                     S.A.                       354,257     300,217     303,649   257,330
                                                    Unmovable rentals             1,425      (1,208)      1,254    (1,063)
                                                    Rental of real estate
                                                     delivered                  128,687    (128,687)    128,727  (128,727)
                                                    Rental of real estate        17,177      17,177      27,046    27,046
                                                     received
                                                    Rental of real estate          -           -          3,734    (3,734)
                                                     received
                                                    Exclusivity contract of     107,079        -        107,112       -
                                                     franchising and license
                                                    Courier services             13,829     (11,719)     28,286   (23,971)
                                                    Covenant interest            38,351      32,500      64,719    54,847

Colomsat S.A.        Colombia    Common Directors   Correspondent services       45,239      45,239        -          -
                                 and Shareholders    granted
                                                    Correspondent services        4,551      (4,551)       -          -
                                                     received

Gestion y Servicio  77.540.250-4 Executive of       Services received           370,798    (314,236)       -          -
 Externo Ltda.                   related
                                 Company

Inversiones y       96.872.680-3 Executive          Services received            14,831     (14,831)     74,240    (74,240)
 Asesorias S.A.

Inversiones y       78.308.470-8 Director and       Services received            64,734     (64,734)     42,823    (42,823)
 Asesorias                       Partner
 Spiridon Ltda.                  in common

Jadresic y          77.252.740-3 Director           Services received             1,315      (1,315)       -          -
 Consultores
 Asociados Ltda.

Melbourne               USA      Common Director    Services granted            331,462     331,462       -          -
 International                   and                 Correspondent services     654,327     654,327  2,526,443
 Communications Ltd.             Shareholders        granted                                         1,627,943   2,526,443
                                                    Correspondent services
                                                     received                 1,131,888  (1,131,888)(1,627,943) (1,627,943)

Net-Chile S.A.      96.928.370-0 Subsidiary         Expense recovery Chilesat      -           -           985         -
                                                     S.A.

Pedro Lizana Greve  77.260.350-9 Director           Services received              -           -         6,572      (6,572)
 Consultores Ltda.

Telecomunicaciones  95.017.000-K Common Directors   Interest in current          20,453      20,453     36,482      36,482
 de Chile S.A.                   and Shareholders    account
                                                    Rental El Salto             527,462    (527,462)   678,228    (678,228)
                                                    Leasing El Salto            133,422        -       171,558       -
                                                    Payment to suppliers        552,473        -       654,641       -
                                                    Term premature leasing
                                                     El Salto                 1,851,499    (275,126)      -          -

Note 7 - Income and Deferred Taxes


a)      Income taxes

        At September 30, 2002 and 2001, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make an income tax accrual. Tax losses were as follows:


                                                    2002                2001
                                                    ----                ----
                                                   Th.Ch.$             Th.Ch.$

Telex-Chile S.A.                                 34,063,081         35,684,380
 Chilesat S.A.                                   33,779,406         28,023,570
 Chilesat Servicios Empresariales S.A.            7,440,160          7,674,322
 Texcom S.A.                                        834,284            496,768
 Telsys S.A.                                          3,235            147,967
 Inversiones Proventus S.A.                           1,862                  -
 Gestion Integral de Clientes S.A.                  434,103                  -

As of September 30, 2002 and 2001 the charge to income for Income taxes expense is detailed as follows:

                                            2002                2001
                                            ----                ----
                                           Th.Ch.$             Th.Ch.$
 Income taxes

 Colomsat S.A.                              -                 34,773
 Telsys S.A.                                -                     50

 Article No. 21 withholding tax

 Telex-Chile S.A.                        3,335                 2,650
 Chilesat S.A.                           8,286                 7,656
 Texcom S.A.                                -                    328
 Telsys S.A.                             2,098                     -
                                     ---------             ---------
 Sub total                              13,719                45,457


 Article No. 59 withholding tax

 Chilesat S.A.                              -                 33,180
                                     ---------             ---------
 Total charge to income                13,719                 78,637
                                      ========              ========


 At September 30, 2002, the Parent Company recorded no retained tax profits for distribution to its shareholders.


 Long-term deferred taxes receivable detail:
                                                     2002          2001
                                               ----------      --------
                                                   Th.Ch.$       Th.Ch.$

Short-term deferred tax asset receivable        1,361,850       1,364,964
Long-term deferred tax asset receivable        (1,238,732)      1,162,315
Short-term deferred tax liability payable      (  281,586)     (1,961,345)
Long-term deferred tax liability payable          158,468               -
                                                ---------       ---------
Total                                                   -         565,934
                                                =========       =========

b)   Deferred taxes


     Deferred taxes accumulated through September 30, 2002 and 2001 are as follows:


                                                      2002                                              2001
                              ------------------------------------------------- --------------------------------------------------
          Concepts               Deferred Tax Asset      Deferred Tax Liability    Deferred Tax Asset       Deferred Tax Liability
          --------               ------------------      ----------------------    ------------------       ----------------------
                              Short-term    Long-term   Short-term    Long-term  Short-term    Long-term   Short-term    Long-term
                                Th.Ch$       Th.Ch$       Th.Ch$       Th.Ch$      Th.Ch$       Th.Ch$       Th.Ch$       Th.Ch$
                                ------       ------       ------       ------      ------       ------       ------       ------
Temporary differences
Allowance for doubtful debts    751,716      775,207         -            -        812,490          -          -            -
Deferred revenues               289,327      759,595         -            -        150,769        835,992      -            -
Vacation accrual                 60,117          770         -            -         52,657          -          -            -
Loss for tax purposes              -      12,940,429         -            -         22,195     10,808,855      -            -
Fixed asset depreciation           -            -         181,691     1,731,744       -             -          -        3,953,456
Leased assets                      -            -         221,061     1,869,814       -             -          -        2,686,889
Lease payables                  172,247    2,365,024         -            -        540,529      2,284,606      -            -
Other provisions                121,370         -            -            -           -         3,228,195      -            -
Complementary accounts -
 net of Accumulated
 amortization                   (32,927)  (3,801,907)    (121,166)   (3,760,026)  (213,676)    (8,645,379)             (4,679,000)

Provision for valuation            -     (14,277,850)        -            -           -        (7,349,954)     -            -

Totals                        1,361,850   (1,238,732)     281,586      (158,468) 1,364,964      1,162,315      -        1,961,345



c)   The detail of income taxes included in the income statement is as follows:

     Item                                                      2002         2001
     ----                                                      ----         ----
                                                              Th.Ch.$      Th.Ch.$
     Current tax expense (tax accrual)                      (13,719)       (78,637)
     Effect of deferred tax assets for
       the period                                         2,820,905      3,886,614
     Effect of amortization of deferred tax asset and
       liability complementary accounts                   2,596,850        392,519
     Effect for assets or liabilities for deferred tax
       due to changes in provision for valuation         (5,417,755)    (4,269,947)

     Other Positions or payments to the bill                      -         90,381
                                                          ---------      ---------
     Total                                                  (13,719)        20,930
                                                          =========      =========


Note 8 - Other Current Assets


At each period-end, other current assets consisted of:

                                                  2002            2001
                                                  ----            ----
                                                 Th.Ch.$        Th.Ch.$

Unbilled services to customers                   3,008,792     3,277,101
Time deposits and Securities in Guarantee          107,585        63,046
Securities in Guarantee (1)                              -        23,944
Financial instruments with buyback provisions            -       737,452
Others                                                   -        25,947
                                                  ---------    ---------
Total                                            3,116,377     4,127,490
                                                 ==========    =========

(1) Guarantee deposit to support a loan granted by Banco Della Suizzera Italiana to Perusat S.A.

Note 9 - Property, Plant and Equipment

a) At each period-end, property, plant and equipment is as follows:

                                                     2002                                               2001
                                -------------------------------------------------    ----------------------------------------
                                                   Accumulated                                        Accumulated
             Item                Gross value       depreciation       Net value       Gross value    depreciation   Net value
                                    Th.Ch.$           Th.Ch.$          Th.Ch.$           Th.Ch.$        Th.Ch.$       Th.Ch.$
-----------------------------    -----------       ------------      ------------     -----------    -------------  ---------

 Land                               591,418                 -           591,418           988,906               -        988,906
 Buildings and infrastructure    47,760,164       (14,997,454)       32,762,710        50,762,585     (13,626,612)    37,135,973
 Machinery and equipment         58,171,466       (34,054,605)       24,116,861        86,287,461     (34,890,632)    51,396,829
 Other fixed assets
      Furniture                   2,009,511        (1,537,687)          471,824         1,811,263      (1,122,148)       689,115
      Vehicles                      155,897          (110,686)           45,211           207,623        (151,159)        56,464
      Leased assets              17,012,839        (4,386,807)       12,626,032        21,222,898      (3,066,002)    18,156,896
      Software                    4,191,179        (2,845,787)        1,345,392         4,171,335      (1,920,163)     2,251,172
      Projects                      233,460          (185,149)           48,311           733,471        (445,943)       287,528
      Spare-parts                   184,949                 -           184,949           112,796               -        112,796

Total other fixed assets         23,787,835        (9,066,116)       14,721,719        28,259,386      (6,705,415)    21,553,971

Total fixed asset               130,310,883       (58,118,175)       72,192,708       166,298,338     (55,222,659)   111,075,679


b)   Depreciation for the period

     The detail of depreciation expense during 2002 and 2001 consisted of:

                                                 2002                2001
                                                 ----                ----
                                                Th.Ch.$             Th.Ch.$

        Cost of sales                           8,041,457          9,238,741
        Selling and administrative expenses     1,037,979          1,177,876
                                                ----------         ----------
        Total                                   9,079,436         10,416,617
                                                =========         ==========

c)   Leased assets

     The following assets were acquired by the Company under financial lease arrangements:

                                       2002                                     2001
                       --------------------------------------    -----------------------------------------
                                      Accumulated                               Accumulated
   Description           Gross value depreciation    Net value    Gross value   depreciation      Net value
                         Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$          Th.Ch.$
                         -------       -------       -------       -------       -------          -------
Buildings               1,683,751     (582,707)     1,101,044     5,808,880     (734,459)        5,074,421
Plant and equipment     9,114,029    (3,007,343)    6,106,686     9,244,612    (1,846,974)       7,397,638
Fiber optic network     6,215,059     (796,757)     5,418,302     6,149,289     (480,882)        5,668,407
Vehicles                    -             -             -          20,117        (3,687)          16,430

        Total          17,012,839    (4,386,807)   12,626,032    21,222,898    (3,066,002)      18,156,896

     The companies do not legally own assets acquired under financial leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

     The principal lease agreements maintained by the Company at June 2002 were as follows:

        Supplier                            Average Duration     Average Balance      Type of Assets
        --------                            ----------------     ---------------      --------------
        Cia. de Seguros La Prevision            25 years            24.8 years        Buildings
        Security Leasing                        25 years            24.8 years        Buildings
        Entel S.A.                              20 years            16.0 years        Fiber optic
        Xerox de Chile S.A.                      4 years            1.2 years         Printer
        Unisys (Chile) Corporation               3 years            0.7 years         Communication equipment
        IBM de Chile S.A.C.                      3 years            2.5 years         Communication equipment
        Sonda S.A.                               3 years            1.7 years         Computer equipment
        Adexus Chile S.A.                        3 years            1.1 years         Communication equipment
        Coasin Chile S.A.                        3 years            2.1 years         Communication equipment
        South Hills Datacomm Chile S.A.          3 years            1.6 years         Communication equipment
        Deustsche Bank                           3 years            0.6 years         Communication equipment
        Imperial Bank                            3 years            0.6 years         Communication equipment
        Cisco lease                            2.6 years            1.3 years         Communication equipment
        Financial Resource Group                 2 years            1.3 years         Communication equipment
        Heller Financial                         5 years            4.5 years         Communication equipment
        ICI-Motorola Frad                        2 years            1.9 years         Communication equipment

Note 10 - Investments in Related Companies

a)   The investment in related companies is as follows:

                                             Control
    TAX                                     currency
Identification                   Country      of the      Number of    Ownership
   Number        Companies      of origin   investment    shares       percentage    Companies' equity
--------------   ---------      ---------   ----------    ------       ----------    -----------------
                                                                    2002      2001     2002      2001
                                                                      %         %     Th.Ch$    Th.Ch$
                                                                    ----      ----    ------    ------
   U.S.A.        Melbourne
                 International
                 Communications
                 Ltd.               U.S.A.      US$             -    19.90    19.90   (638,392) (608,482)

96.928.370-0     Net-Chile S.A.     Chile       Ch.$    1,000,000   100.00   100.00    (18,280)    8,979
85.894.000-1     Austral S.A.(1)    Chile       Ch.$          581        -     0.06          -         -


                                           (Cont'd)


    TAX
Identification        Revenue for            Deferred              Value             Book value
  Number              the period              revenue           at equity method    of the investment
  ------       ---------------------     --------------         ----------------    -----------------
                 2002          2001      2002        2001        2002       2001      2002      2001
                Th.Ch$        Th.Ch$     Th.Ch$      Th.Ch$     Th.Ch$     Th.Ch$    Th.Ch$    Th.Ch$
                ------        ------     ------      ------     ------     ------    ------    ------
  U.S.A.       (1,477,777)   (574,508)   (294,078)   (114,327)         -         -         -         -
96.928.370-0      (24,825)       (820)          -           -          -     8,979         -     8,979
85.894.000-1            -           -           -           -          -        69         -        69


   Total                                                              69     9,048        69     9,048



These investments are considered to be pivotal for the Company's business.

(1)  These investments are presented at restated cost.

b) Summarized financial statements of the subsidiary in the organization and start-up stage at June 30, 2002, are as follows:

                        Total       Total                       Accumulated
       Subsidiary      Assets     liabilities     Equity          deficit
       -----------     ------     -----------     ------        -----------
                       Th.Ch.$      Th.Ch.$       Th.Ch.$         Th.Ch.$

       Net-Chile S.A.   8,124        26,404       (18,280)        (28,912)


c) The variations and more significant facts related with these investments are the following ones:

        On May 20, 2002, Telex-Chile S.A. Sold to Servicios Integrados S.A. all of its investment in the company Austral S.A. for an amount of $ 1 equivalent to 581 shares.


Note 11 - Goodwill

Goodwill at September 30, 2002 and 2001 is as follows:


                                                                  2002                              2001
                                                    ------------------------------   -------------------------------
                                                         Balance                          Balance
       Tax                                             amortized                         amortized
  Identification                                     during the period    Goodwill     during the period     Goodwill
      Number                   Company                    Th.Ch.$          Th.Ch.$          Th.Ch.$           Th.Ch.$
----------------   -----------------------------    -----------------   ---------     -----------------     --------
      U.S.A.       Telecomunications
                     Investment Joint Venture              5,782           9,623            5,485             16,442
   96.756.140-1   Telsys S.A                              10,471         116,069            4,870            126,339
   96.969.270-8   Inversiones Proventus S.A.               1,217         290,754                -                  -
   96.937.100-6   Gestion Integral de Clientes S.A.          212          33,143                -                  -

 TOTAL                                                    17,682         449,589           10,355            142,781


Note 12 - Other Long-Term Assets


The balance of this account at the end of each period is comprised of the following:

                                                 2002                2001
                                                 ----                ----
                                                Th.Ch.$             Th.Ch.$

Trademarks and other intangible assets                 -              3,007
 Deposits and securities in guarantee             98,055             88,843
 Rights to telephone lines                             -             40,267
 Rights for the use of frequency                       -            208,086
 Other                                            28,890             12,190
                                                ---------          ---------
 Total                                            126,945           352,393
                                                =========          =========

Note 13 - Due To Banks and Financial Institutions, Short-Term

                                         Types of Currencies and Indexes of it Readjusts
                                         -----------------------------------------------
    Tax            Bank or
Identification    financial           Dollars of       Others foreign            UF           Currencies non
   number        institution        United States        currencies          currencies             index              Total
   ------        -----------        -------------        ----------          ----------             -----              -----
                                   2002        2001     2002      2001      2002      2001      2002      2001      2002      2001
                                  Th.Ch$      Th.Ch$   Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$    Th.Ch$
                                  ------      ------   ------    ------    ------    ------    ------    ------    ------    ------
              Short-term

              Banco Continental
FOREIGN         (Peru) (1)          607        5,381     --        --       --       --        --      --          607       5,381
              Banco Credito
FOREIGN         (Peru) (1)        1,654          --      --        --       --       --        --      --        1,654          --
              Banco Della
                Suizzera
                Italiana
FOREIGN         (Peru)              --        20,791     --        --       --       --        --      --         --        20,791
              Banco Wiese
FOREIGN         (Peru) (1)        1,341          --      --        --       --       --        --      --        1,341          --
              Banco del Pacifico
FOREIGN         (Colombia)          --           --      --       288       --       --        --      --         --           288
              Banco Central
                Hipotecario
                (Colombia)
FOREIGN         (1)                 --           --      --       532       --       --        --      --         --           532

              Totales             3,602       26,172     --       820       --       --        --      --        3,602      26,992

              Monto capital
                adeduado          3,602       26,172     --       820       --       --        --      --        3,602      26,992

              Tasa interes
                ponderada        12.00%       17.00%     --    36.55%       --       --        --      --

              Largo plazo -
                porcion
                corto plazo

              Banco de la
                Prov. de
FOREIGN         Buenos Aires        --       755,726     --        --       --       --        --      --         --       755,726
              Banco Urquijo
FOREIGN         S.A.                --       374,264     --        --       --       --        --      --         --       374,264
              Bank of
97.037.000-5    America N.A.        --    17,097,127     --        --       --       --        --      --         --    17,097,127
              Barclays Bank
FOREIGN         Plc                 --     2,641,442     --        --       --       --        --      --         --     2,641,442
              Commercial
                Bank of New
FOREIGN         York                --       755,726     --        --       --       --        --      --         --       755,726
              Ibero Platina
FOREIGN         Bank                --       374,264     --        --       --       --        --      --         --       374,264
FOREIGN       Interbanka A.S.       --       755,726     --        --       --       --        --      --         --       755,726
              Investamerica
96.511.840-3    S.A.                --     8,938,072     --        --       --       --        --      --         --     8,938,072
              Mortgage
FOREIGN         Payable-Lynch      957           820     --        --       --       --        --      --          957         820
              Mortgage
                Payable-PNC
FOREIGN         Trust              639           547     --        --       --       --        --      --          639         547
              Mortgage
FOREIGN         Payable-Gober      533           455     --        --       --       --        --      --          533         455
FOREIGN       Nera Finans AS        --       112,691     --        --       --       --        --      --         --       112,691
              Pacific Life
                Insurance
FOREIGN         Company             --     3,771,432     --        --       --       --        --      --         --     3,771,432
FOREIGN       Shinhan Bank          --     1,885,717     --        --       --       --        --      --         --     1,885,717
FOREIGN       United-House       2,761         2,417     --        --       --       --        --      --        2,761       2,417
              ScotiaBank
                Sud
97.018.000-1    Americano           --          --       --        --       --   1,123,531     --      --         --     1,123,531
59.004.250-1  Banco Sudameris       --          --       --        --       --     205,789     --      --         --       205,789
97.004.000-5  Banco de Chile        --          --       --        --   434,545    670,705     --      --      434,535     670,705
              Banco Credito
97.006.000-6    e Inversiones       --          --       --        --   200,093    315,160     --      --      200,093     315,160
97.082.000-8  BBVA Banco BHIF       --          --       --        --       --   1,243,062     --      --         --     1,243,062
              Inversiones
                DLJ Chile
77.329.230-2    ltda.               --          --       --        --       --   2,264,358     --      --         --     2,264,358
              Dresdner
                Banque Nat.
97.005.000-0    de Paris            --          --       --        --       --     156,457     --      --         --       156,457
              Bears & Stearn
59.036.920-9    Co.                 --          --       --        --       --     198,126     --      --         --       198,126
97.036.000-K  Banco Santiago        --          --       --        --    20,733      --        --      --       20,733          --
              Banco del
FOREIGN         Pacifico            --          --       --    493,226      --       --        --      --         --       493,226
FOREIGN       Banco Sudameris       --          --       --    265,099      --       --        --      --         --       265,099
FOREIGN       Colpatria             --          --       --    299,460      --       --        --      --         --       299,460
FOREIGN       Coltefinanciera       --          --       --     28,874      --       --        --      --         --        28,874
FOREIGN       Corficaldas           --          --       --     44,285      --       --        --      --         --        44,285
              Corp. Financ.
FOREIGN         Colombiana          --          --       --    292,811      --       --        --      --         --       292,811
              Instituto
                Fomento
FOREIGN         Industrial          --          --       --    810,931      --       --        --      --         --       810,931
              Bears & Stearn
59.036.920-9    Co.                 --          --       --        --       --       --        --   61,814        --        61,814

              Total              4,890    37,466,426     --  2,234,686  655,361  6,177,188     --   61,814     660,251  45,940,114

              Mount Owing
              Capital            4,890    33,330,498     --  2,234,686  620,951  5,640,781     --   57,514     625,841  41,263,479

              Pondered
              interest rate     10.38%         9.07%     --    18.45%     4.15%      7.87%     --   15.12%


Percentage of interest in foreign currency                     0.74%

Percentage obligations national currency                      99.26%

(1) These values correspond overdraft accountant

Note 14 - Due To Banks And Financial Institutions, Long-Term

At each period-end, the Company's liabilities maintained with banks and financial institutions consisted of:

                                                                                      Periods to maturity
       Tax                                      Currency or             ------------------------------------------------
  Identification         Bank or financial       adjustment             1 to 2        2 to 3        3 to 5       5 to 10
      Number                institution             index               periods       periods      periods       periods
      ------                -----------             -----               -------       -------      -------       -------
                                                                        Th.Ch.$       Th.Ch.$      Th.Ch.$       Th.Ch.$
                    Banco de la Prov. de
FOREIGN              Buenos Aires                      US$                  --           --            --            --

97.037.000-5        Bank of America N.A.               US$                  --           --            --            --

FOREIGN             Interbanka A.S.                    US$                  --           --            --            --

96.511.840-3        Investamerica S.A.                 US$                  --           --            --            --

FOREIGN             Mortgage Payable-Lynch             US$               1,018        1,137        50,550            --

                    Mortgage Payable-PNC
FOREIGN              Trust                             US$                 679          758        33,590            --

FOREIGN             Mortgage Payable-Gober             US$                 566          631        27,998            --

FOREIGN             Nera Finans AS                     US$                  --           --            --            --

FOREIGN             United-House                       US$               2,893        3,148         7,156        30,417

97.018.000-1        Scotiabank Sud Americano           U.F.                 --           --            --            --

59.004.250-1        Banco Sudameris                    U.F.                 --           --            --            --

97.004.000-5        Banco de Chile                     U.F.            825,345      412,673            --            --

                    Banco Credito e
97.006.000-6         Inversiones                       U.F.            375,091      187,546            --            --

97.032.000-8        BBVA Banco BHIF                    U.F.                 --           --            --            --

                    Inversiones DLJ Chile
77.329.230-2         ltda.                             U.F.                 --           --            --            --

                    Dresdner Banque Nat. de
97.005.000-0         Paris                             U.F.                 --           --            --            --

59.036.920-9        Bears & Stearn Co.                 U.F.                 --           --            --            --

97.036.000-K        Banco Santiago                     U.F.             45,977       25,553        56,713       181,901

FOREIGN             Banco Pacifico                    $Col                  --           --            --            --

FOREIGN             Banco Sudameris                   $Col                  --           --            --            --

FOREIGN             Colpatria                         $Col                  --           --            --            --

FOREIGN             Corficaldas                       $Col                  --           --            --            --

FOREIGN             Corp. Financ. Colombiana          $Col                  --           --            --            --
                    Instituto Fomento
FOREIGN             Industrial                       $Col                  --           --            --            --

Totals                                                               1,251,569      631,446       176,007       212,318


                                                 Periods to maturity                     2002                     2001
                                                 --------------------        ---------------------------      ------------
                                                                              Total long                      Total long
                                                                             term at the                      term at the
                                                                               date of          Weighted        date of
       Tax                                                                   close of the        annual       close of the
  Identification       Bank or financial                                      financial         interest       financial
      Number              institution            More than 10 periods         statements          rate         statements
      ------              -----------            --------------------         ----------        --------      ------------
                                                    Amount
                                                    Th.Ch.$      Term           Th.Ch.$             %           Th.Ch.$
                    Banco de la Prov. de
FOREIGN              Buenos Aires                  723,659      2017            723,659          --                   --

97.037.000-5        Bank of America N.A.                --       --                  --          --           18,371,416

FOREIGN             Interbanka A.S.                723,658      2017            723,658          --                   --

96.511.840-3        Investamerica S.A.                  --       --                  --          --            9,621,783

FOREIGN             Mortgage Payable-Lynch              --       --              52,705         11.00             50,908

                    Mortgage Payable-PNC
FOREIGN              Trust                              --       --              35,027         11.00             33,970

FOREIGN             Mortgage Payable-Gober              --       --              29,195         11.00             28,287

FOREIGN             Nera Finans AS                      --       --                  --          --            6,392,794

FOREIGN             United-House                   224,842      2029            268,456          8.50            257,074

97.018.000-1        Scotiabank Sud Americano            --       --                  --          --              909,370

59.004.250-1        Banco Sudameris                     --       --                  --          --              149,800

97.004.000-5        Banco de Chile                      --       --           1,238,018       Tab 180+2%         952,754

                    Banco Credito e
97.006.000-6         Inversiones                        --       --             562,637       Tab 90+2%          447,728

97.032.000-8        BBVA Banco BHIF                     --       --                  --          --              755,066

                    Inversiones DLJ Chile
77.329.230-2         ltda.                              --       --                  --          --              673,692

                    Dresdner Banque Nat. de
97.005.000-0         Paris                              --       --                  --          --               86,149

59.036.920-9        Bears & Stern Co.                   --       --                  --          --              285,864

97.036.000-K        Banco Santiago                 129,537      2016            439,681         6.90                 --

FOREIGN             Banco Pacifico                      --       --                  --          --              139,330

FOREIGN             Banco Sudameris                     --       --                  --          --              505,752

FOREIGN             Colpatria                           --       --                  --          --              977,140

FOREIGN             Corficaldas                         --       --                  --          --              121,246

FOREIGN             Corp. Financ. Colombiana            --       --                  --          --              792,226

                    Instituto Fomento
FOREIGN              Industrial                         --       --                  --          --            2,152,561

Totals                                           1,801,696                    4,073,036                       43,704,910


Liabilities in foreign currency:            45.00%

Liabilities in local currency:              55.00%

Note 15 - Accrued Liabilities and Write-Offs

a)   Accrued liabilities for each period are as follows:

                                                                         2002            2001
                                                                      ---------      --------
                                                                        Th.Ch.$       Th.Ch.$
   Short-term accrued liabilities

   Vacations                                                            424,556        951,685

   Severance indemnities, foreign subsidiaries                           22,466         91,859
   External Advising                                                    132,549        274,184
   Costs and expenses                                                   185,382        476,685
   Taxes                                                                      -         34,311
   Other accrueds                                                        67,325        194,279
                                                                      ---------      ---------
   Total                                                                832,278      2,023,003
                                                                      =========      =========
   Long-term accrued liabilities:

   Current accounts with related companies                            1,859,508              -
   Negative equity on investments in related companies                1,752,862              -
                                                                      ---------      ---------
   Total                                                              3,612,370              -
                                                                      =========      =========

b) Provisions and allowances shown deducted from the respective asset accounts:

   Accounts receivable                                                 4,431,966     7,112,593
   Notes receivable                                                    1,598,887     1,781,400
   Adjustment to the market value of marketable securities                 2,132         1,285

c) Write-offs:

        Accounts receivable                                            1,364,423     1,519,722


Note 16 - Deferred Revenues and Other Long-Term Liabilities


The detail of this account is as follows :
                                                       2002        2001
                                                       ----        ----
                                                      Th.Ch.$     Th.Ch.$

Rental of connections and transmission media (1)        950,108     972,280
Right of use and services agreement   (2)             4,142,983   4,380,075
Fiber optic maintenance agreement   (3)                  79,638     220,917
                                                       ---------  ---------
Sub total (deferred revenue)                          5,172,729   5,573,272

Other long-term liabilities                             114,843     108,949
                                                       ---------  ---------
Total                                                 5,287,572   5,682,221
                                                      =========   =========

(1) The Parent company maintains deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered with Telesat S.A.

(2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven periods and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is amortized to income over the period of the Agreement.

(3) On June 3, 1998, Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

The current portion of deferred revenue is as follows:

                                                         2002         2001
                                                         ----         ----
                                                        Th.Ch.$      Th.Ch.$

Rental of connections and transmission media (1)          41,509       40,767
Right of use and services agreement   (2)                849,653      750,491
Fiber optic maintenance agreement   (3)                  136,523      139,527
Other                                                     98,109       74,342
                                                       ---------    ---------
Total                                                  1,125,794    1,005,127
                                                       =========    =========

Note 17 - Minority Interest


This balance corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:

                                               2002                                               2001
                              ---------------------------------------          --------------------------------------------
                               Minority                      Income            Minority                            Income
                               Interest       Amount        Statement          Interest          Amount           Statement
                               --------       ------        ---------          --------          ------           ---------
      COMPANY                     %          Th.Ch.$         Th.Ch.$              %              Th.Ch.$           Th.Ch.$
      -------                     -          -------         -------              -              -------           -------

Chilesat S.A.                   0.01             369             531             0.01             2,650             1,686
Chilesat Servicios
   Empresariales S.A.           0.01           2,476              81             0.01             2,806               132
Texcom S.A.                     1.56               -               -             1.56            47,279            64,292
Telecommunications
Investment Joint Venture       10.00         139,070          85,139            10.00           222,705            (6,116)
Colomsat S.A.                      -               -               -             5.14            94,049           167,617
Inversiones Proventus S.A.     45.00         156,251          18,452                -                 -                 -

Total                                        298,166         104,203                            369,489           227,611

Note 18 - Shareholders' Equity




a)   During 2002 and 2001, changes in shareholders' equity were as follows:


                                                                                             Other reserves
                                                                                    --------------------------------
                                                       Reserve for    Share         Variation in
                                        Paid-in          capital      Premium      equity related         Exchange
                                        Capital        reappraisal    Account      to ADR's issued       adjustment
                                        Th.Ch.$          Th.Ch.$      Th.Ch.$          Th.Ch.$             Th.Ch.$
                                        -------          -------      -------         -------              -------

Balance at January 1, 2001            98,111,715            -         955,393        (3,828,456)          (351,315)

Distribution of prior period loss          -                -            -                -                   -

Accumulated deficit from
subsidiaries in development stage          -                -            -                -                   -

Acumulative exchange adjustment            -                -            -                -                 (2,804)

Capital restatement                        -           2,158,458       21,019           (84,226)            (7,728)

Net loss for the period                    -             -              -                 -                   -

Balance at September 30, 2001         98,111,715       2,158,458      976,412        (3,912,682)          (361,847)

Balance restated by 2.1% to
September 30, 2002 value              100,270,173      2,205,944      997,893        (3,998,761)          (369,808)



                                                                       Accumulated
                                       Reserve                          deficit from
                                      for future       Accumulated      development        Net loss
                                      dividends          deficit           stage        for the period         Total
                                       Th.Ch.$           Th.Ch.$          Th.Ch.$           Th.Ch.$           Th.Ch.$
                                       -------           -------          -------           -------           -------


Balance at January 1, 2001           7,694,533        (57,398,598)      (2,115,235)      (19,406,576)       23,661,461

Distribution of prior period
loss                                      -           (19,406,576)           -            19,406,576              -

Accumulated deficit from
subsidiaries                              -                 -                 (802)            -                  (802)
 in development stage

Acumulative exchange adjustment           -                 -                -                 -                (2,804)

Capital restatement                    169,280         (1,689,713)         (46,535)            -               520,555

Net loss for the period                   -                 -                -           (28,084,298)      (28,084,298)

Balance at September 30, 2001        7,863,813        (78,494,887)      (2,162,572)      (28,084,298)       (3,905,888)

Balance restated by 2.1% to
September 30, 2002 value             8,036,817        (80,221,775)      (2,210,149)      (28,702,153)       (3,991,819)


                                                                              Other reserves
                                                                              -----------------------------
                                                  Reserve for      Share       Variation in                        Reserve
                                     Paid-in        capital        Premium    equity related       Exchange     for future
                                     Capital      reappraisal      Account    to ADR's issued     adjustment     dividends
                                     Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$           Th.Ch.$        Th.Ch.$
                                     -------        -------        -------        -------           -------        -------
Balance at January 1, 2002         101,153,178         -           985,010      (3,947,138)        (364,210)      7,933,064

Distribution of prior period
loss                                    -              -              -              -                 -         (7,933,064)

Capital Increase with share
payment (2)                         80,336,367         -              -              -                 -              -

Previous exercise adjustments(1)        -              -              -              -                 -              -

Accumulated deficit from
subsidiaries in development stage       -              -              -              -                 -              -

Accumulative exchange adjustment        -              -              -              -             (377,150)          -

Capital restatement                     -          2,229,672       12,805        (51,313)            (4,734)          -

Net loss for the period                 -              -              -              -                 -              -

Balance at  September 30, 2002     181,489,545     2,229,672       997,815      (3,998,451)        (746,094)          -




                                    Accumulated          Accumulated        Net loss              Total
                                      deficit            deficit from    for the period
                                                         development
                                                            stage
                                      Th.Ch.$              Th.Ch.$           Th.Ch.$             Th.Ch.$
                                      -------              -------           -------             -------
Balance at January 1, 2002         (79,186,134)         (2,184,018)        (51,839,576)        (27,449,824)

Distribution of prior
period loss                        (46,090,530)          2,184,018          51,839,576              -

Capital Increase with share
payment (2)                             -                     -                 -               80,336,367

Previous exercise
adjustments (1)                     (1,248,834)               -                 -               (1,248,834)

Accumulated deficit from
subsidiaries
 In development stage                   -                  (24,823)             -                  (24,823)

Accumulative exchange
adjustment                              -                     -                 -                 (377,150)

Capital restatement                 (1,644,832)               -                 -                  541,598

Net loss for the period                 -                     -            (10,673,912)        (10,673,912)

Balance at  September 30,
2002                              (128,170,330)            (24,823)        (10,673,912)         41,103,422

(1)  Adjustment of fixed assets of subsidiary Colomsat S.A.

(2) At the Special General Shareholder's Meeting held on January 30, 2002, it was agreed to increase de equity capital, divided into 7.470.659.529 shares of the A series and 7.177.692.488 shares of the B series, of the same placement value for both series of $ 18 per share. Concluding the process of capitalization on May 30, 2002, there were only subscriptions and payments for a total of 4.463.131.538 for a total amount of M$ 80.336.367 (historic value), of which 4.051.796.724 shares of the A series and the remaining 411.334.814 shares of the B series. Therefore concluded this process of capitalization the new equity capital remained for the total of 4.691.058.511 shares, divided into 4.168.139.480 shares of the A series and 523.019.031 shares of the B series.

With date July of 2002, of conformity 9 with the article Recruit of the social statutes, the term of validity expired for the series of actions of the Society and its respective preferences. As the above-mentioned consequence, the capital of the Society was divided in 4.691.058.511 ordinary, nominative actions, of oneself value and worthless nominal, all which belong to oneself series and they don't enjoy preference some.

With date July of 2002, 17 took place an Extraordinary Meeting of Shareholders approving you to diminish in 10 times the total number of actions in that the capital of the Society was divided, without altering the I mount of this, passing of 4.691.058.511 ordinary, nominative actions, of same value each an and worthless nominal to 469.105.851 characteristic actions of equals.

Number of actions:

                              No of               No of           No of voting
Series                  subscribed shares      paid shares        right shares
-----                   -----------------      -----------        ------------
Unique series              469,105,851         469,105,851         469,105,851


Capital (Amount - Th. Ch.$)

                       Subscribed            Paid
Series                  capital           In capital
-----                   -------           ----------

Unique series          181,489,545        181,489,545

b) The accumulated deficit from subsidiary in development stage in each period was as follows:

     Tax Reg.                                                  Amount
     Number               Company                   for the period  Accumulated
     --------             -------                   --------------  -----------

     88.381.200-K         Chilesat S.A.                 24,704          24,704
     Cayman Islands       Telex Chile Overseas Ltd.        119             119
                                                      ---------      ---------
     Total                                              24,823          24,823
                                                      =========      =========
c)   Other Reserves

     Equity variations relating to the placement of ADR's

     Tax Reg.                                                   Amount
     Number               Company                  for the period   Accumulated
     -------              -------                  --------------   -----------

     94.675.000-K         Telex-Chile S.A.                -          3,998,451
                                                      ---------      ---------
     Total                                                -          3,998,451
                                                      =========      =========


-    The adjustment for exchange difference is as follows:

     Tax Reg.                                                   Amount
     Number               Company                   for the period  Accumulated
     --------             -------                   --------------  -----------

     96.628.790-K         Texcom S.A.                  377,150         746,094
                                                      ---------      ---------
     Total                                             377,150         746,094
                                                      =========      =========
     Total other reserves                              377,150       4,744,545

Note 19 - Other Non-Operating Income and Expenses

The detail is as follows :

-      Other non-operating income :
                                                                                      2002                2001
                                                                                      ----                ----
                                                                                     Th.Ch.$             Th.Ch.$
       Insurance recoveries                                                            43,377             84,212
       Reverse access of bank interest of year 2001                                 1,423,888                  -
       Discount of suppliers                                                          522,283                  -
       Recovery of bad debt                                                               465             32,002
       Other                                                                           30,596             55,325
                                                                                    ---------          ---------
       Total                                                                        2,020,609            171,539
                                                                                    =========           ========

-      Other non-operating expenses:
                                                                                      2002                2001
                                                                                      ----                ----
                                                                                     Th.Ch.$             Th.Ch.$

       Amortization of Bank of America loan costs                                          -             252,598
       Severance indemnities                                                               -             935,465
       Expenses in the precautionary judicial agreement                             1,145,691            478,486
       I study of new projects                                                         82,798                  -
       I study of foreign branches                                                    608,681                  -
       Expenses Unmovable                                                             255,211                  -
       Cost of materials for catastrophes                                              29,734                  -
       Guarantee ticket projects WLL                                                        -            295,643
       Other                                                                          163,025             75,598
                                                                                    ---------          ---------
       Total                                                                        2,285,140          2,037,790
                                                                                    =========          =========

Note 20 - Price-Level Restatement


The detail of the price-level restatement is as follows :


ASSETS (CHARGES) CREDITS

                                                          Restatement
                                                             Index                     2002                2001
                                                             -----                     ----                ----
                                                                                      Th.Ch.$             Th.Ch.$
Current Assets:
Marketable securities                                         CPI                         128                 85
Deposits to term                                              CPI                       2,604                  -
Accounts receivable                                           CPI                     149,669            122,344
Notes receivable                                              UF                        2,967              4,789
Notes receivable                                              CPI                       1,781                842
Sundry debtors                                                CPI                         676                  -
Notes and accounts receivable from related companies          UF                      191,047            389,778
Notes and accounts receivable from related companies          CPI                     (1,604)            253,948
Recoverable taxes                                             CPI                       7,831             12,681
Prepaid expenses                                              CPI                         350              5,581
Prepaid expenses                                              UF                        1,928              2,768
Other current assets                                          CPI                       1,685             11,836
Other current assets                                          UF                        1,059            (2,269)

Property, Plant and Equipment                                 CPI                   1,007,959          2,485,514

Other Assets:
Investments in related companies                              CPI                     198,170            253,521
Goodwill                                                      CPI                       4,705              2,789
Notes and accounts receivable from related companies          UF                       88,503            466,936
Notes and accounts receivable from related companies          CPI                     393,982             16,158
Other assets                                                  CPI                          10        (1,093,678)
Other assets                                                  UF                       21,391             89,729

Expense and cost accounts                                     CPI                     300,235            453,282
                                                                                    ---------          ---------
Total (Charges) Credits                                                             2,375,076          3,476,634
                                                                                    =========          =========

LIABILITIES-SHAREHOLDERS'EQUITY                           Restatement                   2002              2001
(CHARGES) CREDITS                                            Index                    Th.Ch.$           Th.Ch.$
                                                          -----------              -----------        -----------
Current Liabilities:
   Due to banks and financial institutions,
       short-term                                             UF                       7,112           (115,981)
   Due to banks and financial institutions,
       short-term                                             IPC                   (473,923)          (633,253)
   Long-term obligations with maturities within one
       period                                                 UF                     (29,645)           (23,060)
   Long-term obligations with maturities within one
       period                                                 IPC                    (37,973)            (5,799)
   Accounts payable                                           IPC                   (155,258)          (117,006)
   Accounts payable                                           UF                     (28,310)            (3,855)
   Notes payable                                              IPC                    (14,596)           (17,652)
   Notes payable                                              UF                        (745)              (666)
   Notes and accounts payable to related companies            UF                     (29,378)          (526,975)
   Notes and accounts payable to related companies            IPC                   (271,677)           (18,248)
   Other creditors                                            IPC                           -              (948)
   Other creditors                                            UF                          (9)                 -
   Income taxes                                               IPC                        626                (48)
   Deferred revenue                                           IPC                     (8,783)            (3,812)
   Other current liabilities                                  IPC                       (459)               165

Long-term Liabilities:
   Due to banks and financial institutions, long-term         UF                       1,295            (87,755)
   Due to banks and financial institutions, long-term         IPC                    635,264           (649,034)
   Notes payable, long-term                                   UF                    (118,002)          (202,360)
   Notes payable, long-term                                   IPC                    (35,981)           (97,874)
   Notes and accounts payable to related companies            UF                     (89,070)          (159,769)
   Notes and accounts payable to related companies            IPC                   (345,017)          (499,894)
   Provisions, long-term                                      IPC                    (50,817)                 -
   Deferred revenue                                           IPC                   (246,767)          (436,988)
   Others long-term liabilities                               IPC                        (12)                 -

Shareholders' Equity                                          IPC                   (541,598)          (532,007)

Income accounts                                               IPC                   (400,245)          (580,777)

Total (Charges) Credits                                                           (2,233,968)        (4,713,596)

(Loss) Gain on Price-level Restatement                                               141,108         (1,236,962)

Note 21 - Exchange Differences

The detail is as follows :

                 Assets (Charges) Credits                      Currency                  2002                  2001
                                                                                        Th.Ch.$              Th.Ch.$
                                                              ----------             ------------        -------------
Activos circulantes:
   Cash                                                        US Dollar                 (97,106)             82,886
   Time deposits                                               US Dollar                 151,424              27,965
   Accounts receivable                                         US Dollar                 943,249           1,029,406
   Documents to get paid                                       US Dollar                     284                 -
   Sundry debtors                                              US Dollar                   1,331               2,821
   Notes and accounts receivable from related companies        US Dollar                 199,226           2,568,454
   Prepaid expenses                                            US Dollar                   1,366              57,135
   Other current assets                                        US Dollar                  67,140              55,522

Other Assets:
   Investments in related companies                            US Dollar                 422,116             549,038
   Notes and accounts receivable from related companies        US Dollar               4,200,046           2,723,926
   Other assets                                                US Dollar                     -             1,063,435

Total (Charges) Credits                                                                5,889,076           8,160,588


            Liabilities - Shareholders' Equity
                     (Charges) Credits

                                                              Currency                  Th.Ch.$            Th.Ch.$
                                                              --------                  -------            -------
Current Liabilities:
   Due to banks and financial institutions, short-term         US Dollar              1,815,547          (5,350,578)
   Long-term obligations with maturities within one period     US Dollar               (530,218)           (152,148)
   Accounts payable                                            US Dollar             (1,605,066)         (1,505,921)
   Notes payable                                               US Dollar               (248,092)           (181,782)
   Notes and accounts payable to related companies             US Dollar             (1,645,732)         (3,171,637)
   Sundry creditors                                            US Dollar                      -              (8,170)
   Other current liabilities                                   US Dollar                     62             (27,994)

Long-term Liabilities:
   Due to banks and financial institutions, long-term          US Dollar             (1,187,280)         (6,346,920)
   Notes payable, long-term                                    US Dollar               (521,812)         (1,045,797)
   Notes and accounts payable to related companies             US Dollar             (3,593,914)         (2,575,118)
   Provisions, long-term                                       US Dollar               (279,094)                  -

Total (Charges) Credits                                                              (7,795,599)        (20,366,065)

Exchange differences loss                                                            (1,906,523)        (12,205,477)

Note 22 - Contingencies and Commitments


       Worthy
       of the
      guarantee                          Debtor                                                 Committed Assets
      ---------              --------------------------------                    ---------------------------------------------
                                                                                                                    Countable
                                                                  Type of                                             value
                                 Name            Relationship    guarantee             Type                           T.Ch.$
                             ---------------     ------------    ---------             ----                           ------
Banco de la P. de            Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --
 Buenos Aires

Banco Urquijo S.A.           Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Bank of America N.A.         Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Barclays Bank Plc.           Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Commercial Bank of           Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --
  New York

Ibero Platina Bank           Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Interbanka A.S.              Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Investamerica S.A.           Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Pacific Life
  Insurance Company          Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --


Shinhan Bank                 Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Scotiabank Sud
  Americano                  Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Banco Sudameris              Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

BBVA Banco BHIF              Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Inversiones DLJ Chile
  Ltda.                      Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Dresdner Banque Nat.
  de Paris                   Telex-Chile S.A.                     Garment       Shareholding Texcom S.A.                --

Bears & Stearn Co.           Telex-Chile S.A                      Garment       Shareholding Texcom S.A.                --

Nera Finans AS               Telex-Chile S.A.                  Preference of                                            --
                                                                  Payment

Banco de Credito e
  Inversiones                Chilesat S.A.         Branch        Garment        Terms of Telecommunications           5.637
                                                                Industrial

Banco de Chile               Chilesat S.A.         Branch        Mortgages      Parcel 28; Lo Canas; Teams of       837.638
                                                                 Garment        telecommunications and
                                                                Industrial      properties of branches.

Entel S.A.                   Chilesat S.A.         Branch        Garment        I hire of mutual to finance       3.071.489
                                                                                construction of net of optic
                                                                                fiber.

Nera Finans AS               Telex-Chile
                             Overseas Ltd.         Branch        Garment        Shareholding filial Colomsat             --
                                                                                Corp.

Banco Della Suizzera
  Italiana                   Perusat S.A.          Branch        Guarantee      Deposit to term                          --




                               Pending balances
        Worthy                    of payment
        of the               to the date of closing
       guarantee             of the financial states
      ----------             -----------------------                             Liberation of guarantees
                                 2002       2001         2003        Assets      2004                 2005
                                T.Ch.$      T.Ch.$       T.Ch.$      T.Ch.$     T.Ch.$    Assets       M$       Assets
                                ------      ------       ------      ------     ------    ------       --       ------

Banco de la P. de
  Buenos Aires                    --       755,726         --          --         --         --         --        --
Banco Urquijo S.A.                --       374,265         --          --         --         --         --        --
Bank of America N.A.              --     3,835,890         --          --         --         --         --        --
Barclays Bank Plc.                --     2,641,442         --          --         --         --         --        --
Commercial Bank of New
  York                            --       755,726         --          --         --         --         --        --
Ibero Platina Bank                --       374,265         --          --         --         --         --        --
Interbanka A.S.                   --       755,726         --          --         --         --         --        --
Investamerica S.A.                --     1,999,478         --          --         --         --         --        --
Pacific Life Insurance
  Company                         --     3,771,431         --          --         --         --         --        --
Shinhan Bank                      --     1,885,717         --          --         --         --         --        --
Scotiabank Sud Americano          --       316,135         --          --         --         --         --        --
Banco Sudameris                   --       100,343         --          --         --         --         --        --
BBVA Banco BHIF                   --       711,542         --          --         --         --         --        --
Inversiones DLJ Chile
  Ltda.                           --     1,783,608         --          --         --         --         --        --
Dresdner Banque Nat. de
  Paris                           --        95,828         --          --         --         --         --        --
Bears & Stearn Co.                --        61,814         --          --         --         --         --        --
Nera Finans AS                           6,505,485         --          --         --         --         --        --


Banco de Credito e
  Inversiones                762,730       762,888         --          --         --         --       5,637     Machines
                                                                                                               Properties
                                                                                                              and machines

Banco de Chile             1,672,553     1,623,459         --          --         --         --     837,638

Entel S.A.                 6,042,662     6,145,380      94,050      Mutuos    102,632      Mutuo    111,996     Mutual

Nera Finans AS                    --     6,505,485         --          --         --         --         --        --

Banco Della Suizzera
  Italiana                        --        20,791         --          --         --         --         --        --


Telex Chile S.A.

On June 20, 2001, Telex-Chile S.A. Entered with its subsidiary Telsys S.A. a document referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services", which states that as compensation for the subsidiary Telsys S.A. the parties agree that Telex-Chile S.A. commits to pay the possible compensation requirements to the subsidiary Telsys S.A. exclusively to that date due to the payment of severance indemnities pertaining to the current employees of Telsys S.A. which was immediately re-hired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by Telex-Chile S.A. amounts to UF 6,824.05.

Chilesat S.A.

On September 23, 2002 Chilesat S.A. established in favor of IBM a commercial pledge and prohibition to tax and dispose of, on the rights and credits generated from the Agreement for Rendering Services of invoicing and collection subscribed with VTR Telefonica S.A., to guarantee the total and timely payment of all the amounts owed to or to be owed from the Leasing Agreement, and in any case limited up to the maximum amount of US$2,283,885.66.

Telsys S.A.

On September 14, 2002, Telsys S.A. established in favor of Inversiones Taormina S.A. a commercial pledge and the prohibition to tax and dispose of, with respect to the shares of Inversiones Proventus S.A. whose price has not been paid. This guarantee will be released monthly or quarterly, as appropriate, to the extent the price pending payment is delivered and in proportion to the amount entered. The respective release will be made against the payment of the corresponding quota.

-      Indirect guarantees:

       Telex-Chile S.A.

       On December 4, 2000 and January 12, 2001, Telex-Chile S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C. for an amount of US$ 11 million.


       Texcom S.A.

       On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at June 30, 2002 amounted to Th.Ch.$ 605,371. The guarantee granted by Texcom S.A. is prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be in the alert of the outcome of the process of Colomsat S.A.

       On May 22, 1997, the subsidiary Texcom S.A. became yhe guarantor of a loan granted to it subsidiary Colomsat S.A. by Banco Sudameris , which at June 30, 2002 amounted to Th.Ch.$ 698,764.

b)     Lawsuits

       The subsidiaries Chilesat S.A. and Texcom S.A. are parties to labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

Note 23 - Domestic and Foreign Currency

Assets


                                                                                 Amount                Amount
                                                                                  2002                  2002
                    Item #                              Currency                 Th.Ch.$               Th.Ch.$
                    ------                              --------                 -------               -------

Total current assets                                                            13,987,672            14,929,590

Cash                                             Non-adjustable Ch.$               268,930               181,893
                                                 U.S. dollars                      149,999               239,902
                                                 Other currencies                    7,265                63,628

Time deposits                                    Non-adjustable                         --                27,062
                                                 U.S. dollars                    1,156,092               380,830
                                                 Other currencies                       --                 2,681

Marketable securities                            Non-adjustable                  1,903,895             1,037,166
                                                 Other currencies                       --                    10

Accounts receivable                              Non-adjustable                  2,083,033             2,385,409
                                                 U.S. dollars                      686,730               583,938
                                                 Other currencies                       --               729,594

Notes receivable                                 Non-adjustable                    145,716               102,896

Sundry debtors                                   Non-Adjustable                  1,411,940             1,341,566
                                                 U.S. dollars                        6,485               378,578
                                                 Other currencies                   54,036                36,422

Notes and accounts receivable from related
   companies                                     Adjustable                        499,398               938,460
                                                 Non-adjustable                    120,966               157,382
                                                 U.S. dollars                    1,065,012               890,820

Recoverable taxes                                Non-adjustable                    596,658               575,176
                                                 Other currencies                   86,628               323,562

Prepaid expenses                                 Adjustable                        100,552                77,413
                                                 Non-adjustable                    430,975               210,606
                                                 U.S. dollars                       89,466               109,454
                                                 Other currencies                    7,519                27,652

Other current assets                             Adjustable                         32,847               679,937
                                                 Non-adjustable                  3,083,530             3,296,056
                                                 U.S. dollars                           --               131,347
                                                 Other currencies                       --                20,150

Net Property, Plant and Equipment                                               72,192,708           111,075,679

Land                                             Non-adjustable                    432,079               837,743
                                                 U.S. dollars                      159,339               151,163

Building and infrastructure                      Non-adjustable                 32,161,985            35,067,170
                                                 U.S. dollars                      600,725               622,626
                                                 Other currencies                       --             1,446,177

Machinery and equipment                          Non-adjustable                 23,213,545            39,074,881
                                                 U.S. dollars                      903,316               903,469
                                                 Other currencies                       --            11,418,479

Other fixed assets                               Non-adjustable                 14,431,362            20,889,697
                                                 U.S. dollars                      290,357               437,012
                                                 Other currencies                       --               227,262

                                                                                 1,025,611             2,732,628

Total other assets                               Non-adjustable                         --                 9,048
Investments in related companies                 Adjustable                            296                   296

Investments in other companies                   Non-adjustable                    439,966               126,339
                                                 U.S. dollars                        9,623                16,442

Goodwill                                         Adjustable                        178,335             1,060,923
                                                 U.S. dollars                      270,446               601,253

Notes and accounts receivable from related
   companies, long-term                          Non-adjustable                         --               565,934

Deferred taxes                                   Adjustable                         11,486                10,815
                                                 Non-adjustable                      7,936                58,999

Other assets                                     U.S. dollars                      107,523                64,189
                                                 Other currencies                       --               218,390

                                                 Non-adjustable                 80,732,516           105,945,023
                                                 U.S. dollars                    5,495,113             5,511,023
                                                 Other currencies                  155,448            14,514,007
                                                 Adjustable                        822,914             2,767,844

Current Liabilities


          Item                       Currency                                     Up to 90 days
          ----                       --------                                     -------------
                                                                         2002                           2001
                                                                         ----                           ----
                                                                    annual average                 annual average
                                                                     interest rate                  interest rate
                                                                     -------------                  -------------
                                                                 Amount                        Amount
                                                                Th.Ch.$          %             Th.Ch.$            %
                                                                -------         ---            -------           ---
Due to banks and financial         US dollars                    3,602        12.00%             5,381          23.00%
institutions, short-term           Other currencies                 --           --                820          36.45%

Due to banks and financial         Adjustable Ch.$                  --           --          2,316,590         Tab 90+2%
institutions, long-term            Adjustable Ch.$              21,862      Tab 180+2%       3,007,457         Tab 180+2%
                                   Adjustable Ch.$               5,069         6.90%               --              --
                                   Non-adjustable Ch.$              --           --             61,814         Tip (30-89)+2%
                                   Other currencies                 --           --          2,234,686           17.93%
                                   US dollars                       --           --         14,597,309         Libor 90+3%
                                   US dollars                       --           --         17,262,358         Libor 180+3%
                                   US dollars                    4,890        10.38%             4,238           11.00%

Long-term obligations with
maturities within one period
 - Leasing                         Adjustable Ch.$             216,065         9.41%           258,312            8.82%
 - Leasing                         Non-adjustable Ch.$          12,684         8.00%               --               --
 - Leasing                         US dollars                  652,792         8.56%            91,958           13.86%
 - Leasing and p. note (supplier)  Adjustable Ch.$              63,855           --                --               --
 - Customs duties                  US dollars                       --           --                --               --
 - Supplier                        US dollars                       --           --                --               --
 - Other                           Other currencies                 --           --            154,331              --

Accounts payable                   Adjustable Ch.$              73,763           --            112,498              --
                                   Non-adjustable Ch.$       3,366,248           --          3.249,075              --
                                   US dollars                6,833,549           --          4.995,957              --
                                   Other currencies             81,163           --            894,961              --

Notes payable                      Adjustable Ch.$             109,157           --             34,335              --
                                   Non-adjustable Ch.$          28,137           --             29,232           20.57%
                                   US dollars                      666           --              7,092              --

Sundry creditors                   Adjustable Ch.$                  --           --                --               --
                                   Non-adjustable Ch.$         345,501           --            349,062              --
                                   US dollars                       --           --
                                   Other currencies                 --           --             26,217              --

Notes and accounts payable to      Non-adjustable Ch.$              --           --              4,932              --
related companies
                                   US dollars                       --           --             43,918              --

Withholdings payable               Non-adjustable Ch.$              --           --                756              --
                                   US dollars                  409,049           --            422,429              --
                                   Other currencies             42,832           --            167,525              --

Retentions                         Non-adjustable Ch.$         404,083           --            483,227              --
                                   US dollars                    1,500           --                --               --
                                   Other currencies              4,899           --            257,406              --

Income taxes                       Non-adjustable Ch.$              --           --              7,512              --
                                   Other currencies                 --           --                325              --

Deferred revenue                   Non-adjustable Ch.$         333,631           --            307,038              --

Other current liabilities          Other currencies                 --           --             39,337              --

                                   US dollars                7,906,048                      37,430,640
                                   Other currencies            128,894                       3,775,608
                                   Adjustable Ch.$             489,771                       5,729,192
                                   Non-adjustable Ch.$       4,490,284                       4,492,648


              Item                       Currency                      Between 90 days and 1 period
              ----                       --------               -----------------------------------------
                                                                    2002                        2001
                                                                    ----                        ----
                                                                annual average             annual average
                                                                interest rate               interest rate
                                                                -------------               -------------
                                                               Amount                           Amount
                                                               Th.Ch.$          %              Th.Ch.$            %
                                                               -------         ---             -------           ---

Due to banks and financial         US dollars                    --              --              20,791           7.00%
institutions, short-term           Other currencies              --              --                  --              --

Due to banks and financial         Adjustable Ch.$           200,093        Tab 90+2%           853,141       Tab 90+2%
institutions, long-term            Adjustable Ch.$           412,673        Tab 180+2%               --              --
                                   Adjustable Ch.$            15,664          6.90%                  --              --
                                   Non-adjustable Ch.$           --              --                  --              --
                                   Other currencies              --              --                  --              --
                                   US dollars                    --              --           5,602,521       Libor 90+3%
                                   US dollars                    --              --                  --              --
                                   US dollars                    --              --                  --              --

Long-term obligations with
maturities within one period
 - Leasing                         Adjustable Ch.$           828,012          8.69%           1,193,637            8.82%
 - Leasing                         Non-adjustable Ch.$        18,060          8.00%                  --               --
 - Leasing                         US dollars              1,817,053          8.20%           1,579,064           11.45%
 - Leasing and p. note (supplier)  Adjustable Ch.$           114,261          6.69%                  --               --
 - Customs duties                  US dollars                    --              --             287,748               --
 - Supplier                        US dollars              2,139,745         Libor            1,937,421           Libor
                                                                             180+1.75%                         180+1.75%
 - Other                           Other currencies              --              --                  --               --

Accounts payable                   Adjustable Ch.$           248,733             --             205,682               --
                                   Non-adjustable Ch.$       426,461             --             574,283               --
                                   US dollars              1,831,775             --           2,174,874               --
                                   Other currencies              --              --             394,634               --

Notes payable                      Adjustable Ch.$               --              --                  --               --
                                   Non-adjustable Ch.$           --              --                  --               --
                                   US dollars                    --              --                  --               --

Sundry creditors                   Adjustable Ch.$             1,410             --                 432               --
                                   Non-adjustable Ch.$           762             --                 852               --
                                   US dollars                    --              --              52,219               --
                                   Other currencies              --              --                  --               --

Notes and accounts payable to      Non-adjustable Ch.$         5,735             --                  --               --
related companies                  US dollars                 87,367             --                  --               --

Withholdings payable               Non-adjustable Ch.$       380,397             --             667,855               --
                                   US dollars                    --              --             193,657               --
                                   Other currencies              --              --             570,781               --

Retentions                         Non-adjustable Ch.$           --              --                  --               --
                                   US dollars                    --              --                  --               --
                                   Other currencies              --              --                  --               --

Income taxes                       Non-adjustable Ch.$         2,710             --               2,650               --
                                   Other currencies              --              --              80,221               --

Deferred revenue                   Non-adjustable Ch.$       792,163             --             698,089               --

Other current liabilities          Other currencies              --              --                  --               --

                                   US dollars              5,875,940                         11,848,295
                                   Other currencies              --                           1,045,636
                                   Adjustable Ch.$         1,820,846                          2,252,892
                                   Non-adjustable Ch.$     1,626,288                          1,943,729


Long-term Liabilities
2002

        Item             Currency          1 to 3 periods     3 to 5 periods     5 to 10 periods           More than 10 periods
        ----             --------          --------------     --------------     ---------------           --------------------
                                                    Annual                  Annual                Annual                   Annual
                                                    average                 average               average                  average
                                                   interest                 interest              interest                 interest
                                         Amount      rate         Amount      rate      Amount     rate       Amount        rate
                                         Th.Ch.$   --------      Th.Ch.$    --------    Th.Ch.$   --------    Th.Ch.$      --------
                                         -------                 -------                -------               -------

Due to banks and
financial
Institutions,
long-term              US dollars          10,831      9.61%      119,294     10.85%     30,416     8.50%    1,672,159       8.50%
                       Adjustable
                       Ch.$             1,238,018    Tab 90+2%         --        --          --        --        --             --
                       Adjustable
                       Ch.$               562,637   Tab 180+2%         --        --          --        --        --             --
                       Adjustable
                       Ch.$                71,531      6.90%       56,713      6.90%    178,334     6.90%      133,103       6.90%

Notes payable,
long-term
                       Adjustable
 - Leasing             Ch.$               820,530      9.14%      362,810      8.69%  1,211,320     8.69%    2,528,465       8.69%
 - Leasing and p.
   note (supplier)     US dollars       3,811,375      8.20%           --        --          --        --           --          --
                       Adjustable
 - Customs duties      Ch.$               405,962      6.28%      213,015      6.00%         --        --           --          --
 - Supplier            US dollars         376,172        --            --        --          --        --           --          --
                                                       Libor           --
 - Other               US dollars         763,705      180+1.75%       --        --          --        --           --

Provisions release     Non-adjustable
term                   Ch.$             1,248,671        --            --        --          --        --           --          --
                       US dollars       2,363,699        --            --        --          --        --           --          --

                       Non-adjustable
Deferred revenue       Ch.$             2,753,124        --     1,606,238        --     278,349        --      535,018          --

Other long-term
liabilities            US dollars              --        --        19,540      1.00%         --        --       95,303          --

                       Dollars          7,325,782                 138,834                30,416              1,767,462
                       Adjustable
                       Ch.$             3,098,678                 632,538             1,389,654              2,661,568
                       Non-adjustable
                       Ch.$             4,001,795               1,606,238               278,349                535,018
                       Other
                       currencies              --                      --                    --                     --


Long-term Liabilities
2001


     Item             Currency             1 to 3 periods             3 to 5 periods         5 to 10 periods   More than 10 periods
     ----             --------             --------------             --------------         ---------------    -------------------
                                                     Annual                   Annual                Annual                 Annual
                                                     average                  average               average                average
                                                    interest                  interest              interest               interest
                                         Amount       rate          Amount      rate      Amount     rate       Amount      rate
                                         Th.Ch.$    --------       Th.Ch.$    --------    Th.Ch.$   --------    Th.Ch.$    --------
                                         -------                   -------                -------               -------
Due to banks and
financial
institutions,
long-term           Adjustable Ch.$      4,260,424     Tab 90+2%          --      --             --     --           --         --
                    Other currencies     3,062,082      17.90%     1,626,174    17.86%           --     --           --         --
                    US dollars          27,993,198   Libor 90+3%          --      --             --     --           --         --
                    US dollars           6,392,794   Libor 180+3%         --      --             --     --           --         --
                    US dollars               9,717       9.60%       119,029    10.79%       23,798   8.50%     217,694      8.50%
Notes payable,
long-term

 - Leasing          Adjustable Ch.$      1,404,509       8.43%       684,977     8.68%    2,306,701   8.68%   2,657,620      8.68%
 - Leasing and p.
   note (supplier)  US dollars           6,212,652      11.49%            --      --             --     --           --         --
 - Customs duties   US dollars             318,306         --             --      --             --     --           --         --
 - Supplier         US dollars             434,734      Libor        289,782     Libor           --     --           --         --
                                                        180+1.75%               180+1.75%
 - Other            Other currencies       146,175         --             --      --             --     --           --         --


Deferred revenue    Non-adjustable Ch.$  2,594,689         --      1,582,515      --        831,454     --      564,615         --
Other long-term
liabilities         US dollars             108,949         --             --      --             --     --           --         --

                    Adjustable Ch.$      5,664,933                   683,977              2,306,701           2,657,620
                    Other currencies     3,208,257                 1,626,174                     --                  --
                    US dollars          41,470,350                   408,811                 23,798             217,694
                    Non-adjustable Ch.$  2,594,689                 1,582,515                831,453             564,615

Note 24 - Sanctions

During the period ended June 30, 2002, the Parent Company and its subsidiary, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.

Note 25 - Subsequent Events

On October 30, 2002, Telex Chile's subsidiary, Texcom S.A., has sold the total number of shares it had in its subsidiary, Texcom Telecomunicaciones, C.A., a Venezuelan company domiciled in Caracas, Venezuela, at a rate of one thousand bolivares, paid at the time of sale.

In accordance with the information reported in the December 31, 2001 financial statements, Texcom Telecomunicaciones, C.A. has not been in operation since approximately November 2001. This transaction will generate an approximate profit of Th.Ch.$ 1,176,506 (US$1,657,056) for Texcom S.A., due to the fact that negative patrimony provision was constituted in 2001.

There have been no events of a financial or other nature between September 30, 2002 and the date of issuance of these financial statements that could significatly affect the amounts or disclosures in these consolidated financial statements.

Note 26 - Environment

For the nature of the industry, the Main Society and their branches are not affected by situations that could affect direct or indirectly to the protection of the environment and therefore they don't exist payments that are committed for these effects to future.

Note 27 - Deposits to term

The composition of this item to the closing of every period is the following one:

Bank or Institution financial     Country              2002           2001

                                                      Th.Ch.$        Th.Ch.$

Citibank N.Y.                     EE.UU.            1,154,650        379,459
Bank of America NA                EE.UU.                1,442         27,062
Inversiones Cavendes              Venezuela                 -          2,682
Nations-Customer Deposit          EE.UU                     -          1,370
                                                    ---------        --------
                                                    1,156,092        410,573

                       TELEX-CHILE S.A. AND AFFILIATES
           COMPARATIVE ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
                               AT SEPTEMBER 2002

I.   SUMMARY

     The results of the Telex-Chile group at September 2002, experienced an improvement of 63%. The loss of Ch$ 10,674 million of this period, is positively compared with that recorded in the same period of 2001 (loss of Ch$ 28,702 million).

     On the other hand, the operating result shows an improvement of 13%, (Ch$ -5,823 million) with respect to that recorded in 2001 (Ch$ -6,683 million). The above is explained both due to the reduction in costs and operating expenses and the decrease in administrative and selling expenses, which was compensated by a decrease in income.

     Consolidated operating income of Telex-Chile S.A. for the period January
     - September 2002 amounted to Ch$ 32,574 million, compared to Ch$ 38,762 million for the same period in the year 2001. This drop is mainly explained by Texcom S.A., due to the de-consolidation of Colomsat that occurred as from January this year, and the decrease in the activity of Texcom USA's correspondents. The lower income obtained by Chilesat S.A. for Ch$ 1,514 million, as a result of a drop in the Multicarrier line of business, which has been affected by the slow recovery of the economic activity in the country, is added to the above. This is evidenced when the general trend of the Long Distance Market is analyzed, which in the past 12 months has experienced a decrease of 10% in the National Long Distance Segment and 14% in the International Long Distance Segment.

     The non-operating result as of September 2002 improved by Ch$ 17,327 million (77.8%) in relation to the same period of 2001. The above is mainly due to lower financial expenses, better results for monetary correction, and difference in exchange and the increase of non-operating income, all of this, as a result of the financial restructuring of the company during this year.

     OPERATION OF NATIONAL AFFILIATES
     MULTICARRIER
     This line of business has maintained a relevant percentage of the long distance market. The income of this business explains the 51% of the Company's consolidated total. During the period analyzed (Sep. 2002-Sep.
     2001), the industry in general has experienced a drop of 10% NLD and 14% ILD, which has resulted in lower traffic for the company, both in national long distance (11%) and in international long distance (14%). A drop in the ILD tariff of Chilesat, of 17.3%, which was partially compensated by a greater tariff of 7.4% of NLD, is added to the above.

     CORPORATE SERVICES
     Chilesat Servicios Empresariales S.A. through its offer of data, voice, and image transmission through private and virtual networks, offers solutions to the main companies and corporations in our country. The client portfolio at the third quarter of 2002 increased by 3.2% with respect to the same period in the year 2001. This implied an increase in the income generated by this business, which reached Ch$ 3,819 million at September 2002.

     OTHER BUSINESSES
     It is important to mention that as from September 2002, a new indirect affiliate of Telex called Gestion Integral de Clientes S.A. (Supartner) was added, and which was bought through Telsys and its affiliate Inversiones Proventus S.A.

     OPERATION OF FOREIGN AFFILIATES

     The markets of the United States and Peru are approached by Texcom S.A. with the business of pre-payment cards, long distance and internet.

     The Telex-Chile group is in the process of reviewing business opportunities that are generated through its affiliates abroad. The above makes it possible to establish a long-term strategy for external markets.

     The Chilean Insurance and Securities Commission authorized the group Telex-Chile the de-consolidation of its indirect affiliate Colomsat S.A. as from January 2002.

     Texcom S.A. has improved its Operating Results at September 2002 compared to the same period of 2001, in spite of the drop experienced in the income of its affiliate Texcom USA due to a decrease in Re-sale traffic operations and the de-consolidation of Colomsat since January 2002. On the other hand, the affiliates Texcom S.A., Texcom USA and Alliston made a non-recurrent write-off of accounts receivable of Ch$ 631 million that they kept with the company Melbourne International Communications Ltd. (MICL).

     NON-OPERATING RESULTS

     The non-operating results at September 2002 improved by Ch$ 17,327 million (77.8%) compared to the same period in 2001. The above is mainly due to lower financial expenses, better results for monetary correction, and difference in exchange and the increase of other non-operating income, all of this as a result of the financial restructuring of the company during this year. These effects were then compensated with some non-recurrent events that are explained below.

     NON-RECURRENT EVENTS

     During this year, non-recurrent events have occurred, that negatively affected the company's results. The main items are: greater financial expenses due to commissions for credit availability (Ch$ 245 million), greater other non-operating disbursements that include the costs related to the judicial agreement (Ch$ 1,146 million) and the reorgatization of the subsidiaries (Ch$ 864 millions) . Also, a provision of accounts receivable was recorded in the affiliate Texcom S.A. for Ch$ 631 million (explained before, which were accounted in administrative and selling expenses).


     CAPITALIZATION PROCESS

     Due to the capitalization process ended on May 30, 2002, the financial statements of the Corporation have shown a positive change. The main changes are:


          a) Capitalization of financial debt and equivalent increase of net worth for Ch$ 73,373 million.

         b) Cash capital contribution for Ch$ 6,963 million.

         c) Reverse of penal interest that affected the financial expenses for interest accrued in the first quarter of 2002 (for Ch$ 665 million) and in Other non-operating income for interest accrued from the year 2001 (for Ch$ 1,424 million).

         d) A restructuring agreement of the affiliate Chilesat S.A. with the Banco de Credito e Inversiones and Banco de Chile (Former Banco de A. Edwards) that sets forth the rescheduling of the debt during four years with four equal annual installments.

         e) Due to the strong decrease of the financial debt index, the payment commitment of financial interest will fall and, therefore, so will the cash demands for the Company.


          Implications from the point of view of the business are important, as the financial and capital situation will make it possible to offer to the individuals and companies market, products of a high development level and with a long-term horizon, thus improving their competitive strengths. In particular, the development of new products of added value, as well as the offer of more sophisticated corporate services and customized for the clients, will be the basis of the future development of the company. Currently, there is human, technological and financial capital to consolidate existing markets and approach new markets like the USA market and other Latin American markets.

II.-      INCOME STATEMENT

1.-       OPERATING INCOME

          Consolidated operating income of Telex-Chile S.A. for the period January-September 2002 amounted to Ch$ 32,574 million, compared to Ch$ 38,762 million for the same period in 2001. For the year 2002, the main lines of business were Multicarrier (Ch$ 16,665 million), Services to Companies or Private Individuals (Ch$ 3,819 million), International Businesses (Ch$ 2,540 million), Rental of Implements (Ch$ 3,185 million) and Operation of Foreign Affiliates (Ch 4,597 million), which does not include the operating income of the affiliate Colomsat S.A. that is not consolidated as from January
          2002). These businesses are mainly carried out through a group of affiliates like Chilesat S.A., Chilesat Servicios Empresariales S.A. and Texcom S.A. among others.

          MULTICARRIER

          This line of business has maintained a relevant percentage of the long distance market, which explains 51% of the total consolidated income of the company. With respect to the previous year, income has decreased, recording lower traffics in national long distance, compensated by a higher average price. In international long distance, traffic has dropped, the same as its average price, due to the greater competition existing in this segment. Chilesat S.A. has characterized for offering state-of-the-art products in this market, which we expect to develop more strongly and with more commercial support in the future.

          CORPORATE SERVICES

          Chilesat Servicios Empresariales S.A. through its offer of data, voice, and image transmission data by means of private and virtual networks, offers solutions to the main companies and corporations in our country. Through an IP/MPLS network, one of the most advanced in the country, it offers corporate services from Arica to Punta Arenas.

          The client portfolio during the third quarter of 2002 increased by 3.2% with respect to the same period in 2001. The above implied an increase in the income generated by this business which reached Ch$ 3,819 million at September 2002. The capitalization of all the group's financial debt improved the financial profile and long term feasibility of the Telex-Chile group, which will be an essential factor of credibility, improving its competitive positioning to face the development of this line of business in the future.

          OPERATION OF FOREIGN AFFILIATES

          The Telex-Chile group approaches the markets of the United States and Peru, through the holding company Texcom S.A. Texcom USA is the company that covers the market of the State of Florida.

          Texcom S.A. Experienced a drop in income of Ch$ 4,713 million, mainly due to the lower activity recorded by its affiliate Texcom USA and to the de-consolidation of the affiliate Colomsat.

          The Telex-Chile group is in a process of revision of the business opportunities generated through its affiliates abroad. This process will take place during the second quarter of 2002, after which it is expected to define the business commitment that will be adopted in the American and Peruvian markets.

          In summary, operating income reached Ch$ 32,574 million at September 2002, equivalent to 16%, a decrease with respect to the same period in 2001. 86% was generated by Chilean affiliates and the rest by affiliates abroad (14%).

2-        OPERATING COSTS

          The proportion of fixed and variable costs within the operating costs is shown in the following table:


                                               January -  September
                                   -------------------------------------------
                                             2002                 2001
                                   --------------------- ---------------------
                                    Mill. Ch$       %     Mill. Ch$   %

          Variable operating costs        7,977   32.76%      8,703  28.04%
          Fixed operating costs           8,334   34.22%     13,100  42.20%
          Depreciation                    8,041   33.02%      9,239  29.76%



          At September 2002, total operating costs decreased by 21.6% (from 31,042 to Ch$ 24,352 million) mainly due to the decrease of Telecommunications Expenses and Access Expenses. This is also explained by the de-consolidation of Colomsat through the affiliate Texcom S.A. as from January 2002.

          Variable operating costs include the access charges and correspondents' costs generated by long distance calls, which decreased by Ch$ 726 million, 8.3% with respect to the same period in 2001, due to lower traffic.

          Fixed operating costs include telecommunications costs, personnel costs, and other costs. They dropped by Ch$ 4,766 million, 36.4% less than in 2001.

3.-       OPERATING RESULTS

          At September 30, 2002, the operating result of Telex-Chile S.A. shows an improvement of 13%. The negative result of Ch$ 5,823 million is better than what was recorded in the year 2001, which also had a negative operating result of Ch$ 6,683 million. The above is the result of a reduction in operating costs and expenses, and the reduction of administrative and selling expenses, compensated by a decrease in income.

          At September 2002, administrative and selling expenses decreased by 2.5% (from Ch$ 14,403 to Ch$ 14,045 million). This decrease in costs is mainly due to the effect of the de-consolidation of Colomsat as from January 2002.

          The analysis of the Operating Result of the third quarter of 2002, compared to the second quarter of the same period of 2002, shows an increase in sales of 5.3% (Ch$ 10,891million in the second quarter to Ch$ 11,473 million the third quarter), compensated by a higher operating cost of Ch$ 661 million (8.2%), in part explained by the effect of the increase in the rate of exchange on the cost of correspondents' costs and telecommunications' expenses, which have a component associated to the dollar. On the other hand, the affiliates Texcom S.A., Texcom USA, and Alliston made a non-recurrent write-off of accounts receivable of Ch$ 631 million, that they kept with the company Melbourne International Communications Ltd. (MICL).

4.-       NON-OPERATING RESULTS

          Non-Operating Results accumulated at the third quarter of 2002, improved by 78% with respect to the same period of 2001. The non-operating result reached a loss of Ch$ 4,941 million (US$ 6.6 million figure that is positively compared with the loss of Ch$ 22,268 million of the year 2001 (US$ 29.7 million). The above is mainly due to the better result for difference in exchange (-Ch$ 1,907 million in 2002 v/s -Ch$ 12,205 million in 2001) due to the capitalization of the financial debt. Non-recurrent events also occurred in the year 2002, such as: an increase in non-operating income of Ch$ 1,849 million (mainly due to reverse of penal interest), decrease in financial expenses of Ch$ 4,212 million with respect to the year 2001. The above was slightly compensated by an increase of other non-operating disbursements, for Ch$ 247 million.

          It should be pointed out that within this last concept, during 2002 expenses were generated for Ch$ 2,285 million, mainly explained by the expenses incurred in the judicial preventive agreement and the reorganization of the Company, for an amount of Ch$ 2,010 million, which have a non-recurrent nature.

          The comparison between the third and second quarters of 2002, reflects a decrease in other non-operating income, as a result of the reverse of penal interest in the second quarter. On the other hand, there was also a lower result due to the difference in exchange between both quarters, as a result of the raise of the rate of exchange of the dollar (60.7 pesos).

5.-       NET LOSS

          During 2002, the Corporation recorded a loss of Ch$ 10,674 million, Ch$ 18,028 millions less than in 2001, year when the loss amounted to Ch$ 28,702 million. The above is explained mainly by a better operating margin, a decrease in administrative and selling expenses, as a result of the de-consolidation of the affiliate Colomsat S.A., and a reduction in non-operating loss, generated mainly due to lower financial expenses and a better result due to difference of exchange, as a consequence of the capitalization of the financial debts.

III.-    GENERAL CONSOLIDATED BALANCE

          The main items of assets and liabilities at September 30, 2002 and 2001 are the following:

                                       2002              2001
         ASSETS                        Th.Ch$            Th.Ch$

         Current Assets            13,987,672            14,929,590
         Net Fixed Assets          72,192,708           111,075,679
         Other Assets               1,025,611             2,732,628
                                    ---------            ----------

               TOTAL ASSETS        87,205,991           128,737,897
                                   ----------           -----------


         LIABILITIES

         Current Liabilities       22,338,071            68,518,640
         Long Term Liabilities     18,293,603            58,268,315
         Deferred Income            5,172,729             5,573,272
         Minority Interest            298,166               369,489
         Stockholders' Equity      41,103,422            (3,991,819
                                   ----------           -----------
            TOTAL LIABILITIES      87,205,991           128,737,897
                                   ----------           -----------


          At September 30, 2002, the consolidated assets of the Corporation decreased by Th.Ch$ 41,531,906 with respect to the same period in 2001. This variation is reflected by a decrease in Current Assets Th.Ch$ 941,918, a decrease in Fixed Assets for Th.Ch$ 38,882,971 and a decrease of Other Assets for Th.Ch$ 1,707,017.

          The decrease in current assets is explained mainly due to the lower number of debtors for sales as a result of the drop in invoices receivable from national clients.

          At September 30, 2002, Fixed Assets decreased by Th.Ch$ 38,882,971 with respect to the previous period, mainly due to a write-off because of obsolescence performed on December 31, 2001, as a result of the de-consolidation of Colomsat, and the depreciation accrued in the period. As explained before, the Telex Group made an analysis and revision of the assets of the group as a whole, with the external auditors of the Company, which resulted in the adjustment due to obsolescence of some assets.

          Other assets decreased by Th.Ch$ 1,707,017 as the consequence of a reduction in accounts receivable from related companies.

          The decrease of Short Term and Long Term Liabilities is mainly caused by the capitalization of financial obligations made in April and May 2002, according to the preventive judicial agreement.

          Deferred Income shows a decrease of Th.Ch$ 400,543 at September 30, 2002, as a result of the decrease in the obligation with Chilesat Telefonia Personal S.A. (Smartcom), due to the accumulation of the contract of actual right of use and a service agreement for the fiber optic owned by Chilesat S.A.

          The increase of Th.Ch$ 45,095,241 of the Stockholders' Equity is due to the capitalization of financial credits and cash for a total amount of Th.Ch.$ 80,336,367 and the lower loss obtained at September 30, 2002 (Th.Ch$ 10,673,912).

IV.-      FINANCIAL INDICES

          The main financial indices and other important items related to the financial statements at September 30, 2002 and 2001, are the following:

                                                      2002                      2001
                                                      Th.Ch$                    Th.Ch$


         IV.1   Current Liquidity                          0.63                         0.22
         IV.2   Acid Ratio                                 0.63                         0.22
         IV.3   Debt Ratio                                 0.99                       (31.76)
         IV.4   Proportion between
                Short Term Debt
                and Total Debt                             54.98%                      54.04%
         IV.5   Proportion between
                Long Term Debt
                and Total Debt                             45.02%                      45.96%
         IV.6   Total Assets                  Th.Ch$  87,205,991         Th.Ch$  128,737,897
         IV.7   Operating Income              Th.Ch$  32,574,043         Th.Ch$   38,762,282
         IV.8   Proportion between
                Operating Costs
                and Total Costs                            63.42%                      68.31%
         IV.9   Proportion of Adm.
                and Selling Expenses
                and Total Costs                            36.58%                      31.69%
         IV.10  Coverage of financial
                expenses                                   (2.42)                      (2.93)
         IV.11  Operating Results            Th.Ch$   (5,823,457)          Th.Ch$ (6,682,560)
         IV.12  Financial Expenses           Th.Ch$   (3,149,429)          Th.Ch$ (7,361,028)
         IV.13  Non-Operating Results        Th.Ch$   (4,940,939)          Th.Ch$(22,268,134)
         IV.14  R.A.I.I.D.A.I.E.             Th.Ch$    1,470,037           Th.Ch$(11,070,014)
         IV.15  Results After Taxes          Th.Ch$  (10,673,912)          Th.Ch$(28,702,153)


                    ANALYSIS OF IMPORTANT INDICES AND ITEMS


IV.1  CURRENT LIQUIDITY                           0.63           0.22

     This index increases basically due to the capitalization of financial obligations as a result of the preventive judicial agreement, made in April and May 2002.


  a) INCREASES AND REDUCTIONS IN CURRENT ASSETS

     DEBTORS FOR SALES

     This item presents a net decrease mainly in invoices receivable from national clients, which was slightly compensated by an increase in invoicing to correspondents.

     SUNDRY DEBTORS

     This item presents a drop of Th.Ch$ 284,105, mainly due to a decrease of an advance to suppliers amounting to Th.Ch$ 303,123.

     DOCUMENTS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

     The decrease of this item for Th.Ch$ 301,286, is mainly given by the establishment of a provision of the accounts receivable that Texcom USA had with Melbourne International Communications Ltd. The above was compensated by the de-consolidation of the affiliate Colomsat.

     OTHER CURRENT ASSETS

     The decrease of this item by Th.Ch$ 1,011,113 is mainly due to the fact that the investments kept in Purchase Operations with Back sale commitments were reinvested in Mutual Funds quotas.

  b) INCREASES AND REDUCTIONS IN CURRENT LIABILITIES

     OBLIGATIONS WITH BANKS AND FINANCIAL INSTIT., LONG-TERM, SHORT-TERM
     PORTION

     The decrease of Th.Ch$ 45,279,863, is mainly due to the renegotiation and capitalization of financial liabilities, as a result of the preventive judicial agreement.



IV.2 ACID RATIO                                   0.63           0.22

     This index is equal to that mentioned in previous point IV.1, as the Corporation and its affiliates have no stocks.

IV.3 DEBT RATIO                                   0.99         (31.76)

     The variation of this index with respect to the previous period is given mainly by the capital increase made through the capitalization of financial credits and cash, for a total amount of Th.CH$ 80,336,367.


IV.4 PROPORTION BETWEEN SHORT TERM DEBT AND
     TOTAL DEBT                                   54.98%       54.04%

     The detail of the items that explain the increase of this index are described in point IV.1.b.

IV.5 PROPORTION BETWEEN LONG TERM DEBT
     AND TOTAL DEBT                               45.02%       45.96%

     Long Term Liabilities experienced a fall of Th.Ch$ 39,974,712 basically due to the capitalization of financial obligations made in April and May 2002, according to the preventive judicial agreement.


IV.6 TOTAL ASSETS                  Th.Ch$  87,205,991  Th.Ch$ 128,737,897

     The decrease of Th.Ch$ 41,531,906 at September 30, 2002, with respect to the same period in 2001, is explained with what is mentioned in point III.


IV.7 OPERATING INCOME              Th.Ch$  32,574,043  Th.Ch$  38,762,282

     Operating income decreased by M$ 6,188,239 with respect to the previous period, mainly due to what was explained in point II.1.


IV.8 PROPORTION BETWEEN OPERATING COSTS
     AND TOTAL COSTS                           63.42%           68.31%

     There is a decrease in this index, because the operating costs dropped more with respect to the drop in the administrative and selling expenses, explained in point II.2.


IV.9 PROPORTION BETWEEN ADM. AND SELLING EXPENSES
     AND TOTAL COSTS                           36.58%          31.69%

     There is an increase in this index, because the decrease in operating costs was greater than the decrease of Adm. and Selling Expenses, explained in point II.2.


IV.10 COVERAGE OF FINANCIAL EXPENSES           (2.42)          (2.93)

     The negative decrease of this index is a consequence of a lower negative result before taxes than that of the previous period.


IV.11 OPERATING RESULTS                Th.Ch$  (5,823,457) Th.Ch$(6,682,560)

The variation of the operating result is explained in point II.3.

IV.12 FINANCIAL EXPENSES               Th.Ch$  (3,149,429) Th.Ch$(7,361,028)

The variation of the financial expenses is explained in point II.4.

IV.13 NON-OPERATING RESULTS            Th.Ch$  (4,940,939) Th.Ch$(22,268,134)

     The decrease of the negative non-operating result is mainly due to a better result generated by the Monetary Correction and difference of exchange (due to debt capitalization), and an increase in other non-operating income (reverse of excess of bank interest of 2001) and a decrease in financial expenses.


IV.14 R.A.I.I.D.A.I.E.              Th.Ch$  1,470,037  Th.Ch$  (11,070,014)

     The increase of this index is the consequence of a negative result before taxes, lower with respect to the previous period.


IV.15 RESULT AFTER TAXES            Th.Ch$  (10,673,912) Th.Ch$  (28,702,153)

     The variation of this result is mainly explained by what is described in point II.5.


                                 PROFITABILITY

STOCKHOLDERS' EQUITY PROFITABILITY

Defined as the ratio of the result of the period and the average stockholders' equity, corresponds to (0.58).

ASSETS PROFITABILITY

Defined as the ratio of the result of the period and the average assets, corresponds to (0.10).

OPERATING ASSETS PROFITABILITY

Defined as the ratio of the operating results of the period and the average operating assets, corresponds to (0.05). The current assets and fixed assets are considered as operating assets.

PROFIT PER SHARE

Defined as the result of the period divided by the number of shares subscribed and paid up at the closing of the period. Corresponds to (0.02).

INDICATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND VALUE OF THE CORPORATION'S ASSETS.

At September 30, 2002, the Corporation and its affiliates do not show significant differences that should be pointed out. Also, given the special characteristics and specialization of the fixed assets of the Corporation and its affiliates, it is very difficult to quantify a possible difference in this item.

MARKETS IN WHICH IT PARTICIPATES

From the total consolidated sales of the Corporation, 67.24% correspond to income in the national market, 18.65% to income generated in the international market by national affiliates, and 14.11% by foreign affiliates.


                                   CASH FLOW

                                                   2002              2001
                                                  Th.Ch$            Th.Ch$

Flow originated by operation activities        (1,234,343)         631,434

Flow originated by financing activities         6,925,793      (13,213,814)

Flow originated by investment activities       (6,077,015)      10,948,976



Description of Cash Flow variations:


Flow originated by the operation activities:

The resources generated by operation activities decreased with respect to the previous period by Th.Ch$ 1,865,777, mainly due to a decrease in the collection in debtors for sales (as a result of lower operating income) of Th.Ch$ 5,534,556 that were compensated with lower payments to suppliers and personnel and Value Added Taxes.

Flow originated by financing activities:

The increase of Th.Ch$ 20,139,607 in the resources originated in financing activities is mainly due to the capital increase made with cash and the capitalization of financial credits, which was compensated by the payment of the loans due to the financial restructuring.

Flow originated by investment activities:

The resources originated by investment activities decreased by Th.Ch$ 17,025,991 mainly due to the sale of investments in financial instruments of Th.Ch$ 13,311,884, which were used to pay bank credits by the affiliate Chilesat S.A.

                             MARKET RISK ANALYSIS

Financial Risks

The Corporation and its affiliates, at September 30, 2002, have no coverage on the risks of interest rates, rate of exchange, and other relevant risks, that is, it is exposed to any variation with respect to these risks.


The matching difference between assets and liabilities is the following:

    Assets in US dollars               MUS$      7,339.25

    Liabilities in US dollars          MUS$      30,778.09


The composition by foreign currency of the operating result in percentages over each item is the following:

    Operating income                                24.67%

    Operating costs                                 38.30%

    Administrative and Selling Expenses             18.62%

Risks due to Default

With respect to the coverage policy related to the risk of default in accounts receivable, we may inform that, monthly, a provision of uncollectables on these accounts is established and entered into accounts. The above is based on the historical behavior of the recovery of accounts receivable.

The methodology used by the Corporation uses periods long enough in which the balance of the clients' accounts shows a low collection expectation, which ensures that the default risk of the accounts receivable is covered by said policy.

                      TELEX-CHILE S.A. AND SUBSIDIARIES
                               RELEVANT EVENTS

The essential or relevant events reported to the Superintendence of Securities and Insurance, in the period included between January 1 and June 30, 2002, are the following.

1. By letter of January 8, 2002, the subsidiary Chilesat S.A. reported the following:

     That at Regular Board Meeting held on this day, January 7, 2002 Mr. Jorge Awad Mehech tendered his resignation as of this same date, to the position of Chairman of the Board, and the latter unanimously appointed Mr. Juan Pablo Roman Rodriguez as new Director of the Company to substitute Mr. Awad.

     That the Board of Directors unanimously proceeded, with the exclusive abstention of the person appointed, to name Mr. Juan Pablo Roman Rodriguez as new Chairman of the Board and also President of the Company.

     Consequently, the Board of Directors of Chilesat S.A. is formed by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice Chairman, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez, Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

2.   By letter of January 8, 2002, the following was reported:

     That the Board of Directors of Telex-Chile S.A. at regular meeting held on January 7 2002, resolved to call the shareholders of Telex Chile S.A. to a Special General Shareholders' Meeting for Wednesday January 30 at
     10.00 a.m. to be held in the Company's offices located at Rinconada El Salto Number 202, of the Municipality of Huechuraba of the city of Santiago, in order to take a resolution on the following matters:

     1. To give an account and report on the terms of the preventive judicial agreements of the Company and of its subsidiary Chilesat S.A. agreed at their respective Creditors' Meeting, and especially on the obligations that they must fulfill according to them.

     2 To increase the equity capital in a sum of not less than Ch$ 248,498,772,823 or in the amount that may be determined by the General Meeting, issuing for this purpose the pertinent number of shares, pro rata between A and B series, in order to carry out the capitalization of direct and indirect credits against the Company that the financial creditors have defined as such in the preventive judicial agreement of Telex-Chile S.A. that should voluntarily agree, as also to capitalize of those credits against the subsidiary Chilesat S.A. that are assumed by Telex-Chile S.A. by virtue of the novation due to change of debtor provided for in such agreement, all this without prejudice to the legal right of preferential subscription that corresponds to the shareholders and/or their assigns.

          For such purpose the General Meeting will determine the value of placement and the number of shares to be issued for each series of shares into which the capital of the Company is divided, proposing to maintain the present existing pro rata between such series of shares and their respective preferences, and the General Meeting will also determine the form, conditions, terms and time periods for the issue, subscription and payment of the shares that it is resolved to issue.

       3. To resolve that the shares that are issued in each series against the capital increase to be approved, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, cash down at the time of the subscription or else to be subscribed and paid for by the financial creditors through the capitalization of credits prior to the issue that such financial creditors or their assigns may have against the Company, according to what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

       4. To authorize the Board of Directors, so that, with the broadest attributions, it may request the registration in the Registry of Securities of Superintendence of Securities and Insurance the issue of shares to be resolved, and that, once such issue is registered, it may offer such shares to the beneficiaries of the emission, on one or more occasions, as determined by the Board of Directors itself, within the period of 120 calendar days from the date when the Creditor' Meeting that resolved the preventive judicial agreement is held.

       5. To take all the other resolutions that may be necessary and conducive to implement, facilitate and in general carry out the decisions of the special general shareholders' meeting on the abovementioned matters, as also any adaptations and complementation of the text of the bylaws that may be a consequence of the modifications that may be resolved by the general meeting, and grant the powers that may be necessary to materialize the resolutions that may be taken.

          It was also reported at the same Regular Meeting of the Board of Directors, that Mr. Jorge Awad Mehech tendered his resignation as of that same date to the position of Chairman of the Board and Director of the Company, that was accepted by the Board, the latter therefore unanimously appointing Mr.

          Juan Pablo Roman Rodriguez as new Director of the Company, to substitute Mr. Awad.

          It was also reported that the Board unanimously, and with the sole abstention of the person appointed, proceeded to name Mr. Juan Pablo Roman Rodriguez as Chairman of the Board, and President of the Company.

          Consequently, the Board of Directors of Telex-Chile S.A. remained integrated by Mr. Juan Pablo Roman Rodriguez as Chairman, Mr. Juan Eduardo Ibanez Walker as Vice President, and the directors Messrs. Fernando Aguero Garces, Patricio Claro Grez, Pedro Lizana Greve, Guillermo Morales Errazuriz, Heriberto Urzua Sanchez, Jose Miguel Valdes Lira and Luis Vidal Hamilton-Toovey.

       3. By letter of January 25, 2002 the following was reported:

          That through resolutions issued on this day, the Twenty-eighth Civil Court of Santiago declared as approved the respective Preventive Judicial Agreements of Telex-Chile S.A. and Chilesat S. A.

     4.   By letter of January 30, 2002, the following was reported:

          That at the Special General Shareholders' Meeting of Telex-Chile S.A., held today, January 30, 2002, and which was attended by shareholders representing 89.3552% of the shares issued by the Company, the General Meeting resolved the following:

          1. To increase the equity capital of the Company from the sum of Ch$ 98,111,714,580, that includes the capitalization of the distribution of the revaluation of the equity capital on December 31, 2000, in accordance with the balance sheet approved by the regular General Shareholders' Meeting held on April 27, 2001, divided into 116,242,756 registered shares of the A series and in 111,684,217 registered shares of the B Series, all of equal value and without par value, to the sum of Ch$ 361,782,050,877, divided into 7,586,902,285 registered shares of the A series and in 7,289,376,705 registered shares of the B series, issuing simultaneously on one or more occasions, 7,470,659,529 shares of the same A Series and 7,177,692,488 shares of the same B series, in each case pro rata to their present participation in the equity capital, of the same placement value for both series of Ch$ 18 per share, in order to cover such capital increase, which will be preferentially offered to the Company's shareholders, pro rata to the shares they hold.

               The shares to be issued in each series against such capital increase, will be destined exclusively to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or be subscribed and paid for by the financial creditors, cash down at the time of their subscription or through the capitalization of the credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, according to what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

               The shareholders that are entitled to subscribe shares or their assigns must express in writing their intention to subscribe them within the maximum period of 30 days from the publication of the notice of preferential offer. If nothing is expressed within such term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns making use of their preferential option, cannot be offered by the Board to third parties at values that are lower or in conditions that are more advantageous than those, and must be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits provided for in the Preventive Judicial Agreement of the Company agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago.

               The value of the shares to be subscribed by the financial creditors and/or their assigns shall be paid by means of the capitalization of their credits, with the corresponding set off until the concurrence of the existing credits and which have been properly accredited, that such creditors may have against the Company, granted prior to the issue of such shares. For purposes of the capitalization, financial creditors of the Company will be understood to be those who are defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-Eighth Civil Court of Santiago, that is to say: (i) Those financial creditors of Telex-Chile S.A. who originally had that capacity; or (ii) those financial creditors who acquire the capacity of creditors against Telex Chile S.A. as a result of the novation due to change of debtor that the financial creditors of its subsidiary Chilesat S.A. are entitled to make. The value of their credits will be determined by the Board of Directors, taking into account the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum period of 120 calendar days from December 28, 2001. If upon the expiration of this term the capital increase has not been paid, this must be reduced to the sum actually paid.

          2. Authorize the Board of Directors, so that with the broadest attributions, it may adopt all the rest of the resolutions that may be necessary to implement the capital increase, being able to establish the rest of the modalities of the issue and placement of the paid shares, and to request the registration in the Registry of Securities of the Superintendence of Securities and Insurance of the issue of the shares, according to the procedure established in number 4 and 5 of the Third Section of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance and that, once such issue is registered, it may offer such shares to the beneficiaries thereof, on one or more occasions, as may be determined by the Board of Directors itself within a term of 120 calendar days as of December 28, 2001.

          3. Replace the Fifth article of the bylaws with regard to the equity capital and the First Transitory Article of the Bylaws with regard to the manner in which such capital is subscribed and paid for and that will be subscribed and paid for, in terms that are consistent with the resolutions taken and referred to above.

          4. Finally the General Meeting took the necessary resolution in order to legalize and carry out the aforementioned resolutions.

     5. By letter of February 1, 2002 Telex Chile S.A. and its subsidiary Chilesat S.A. reported the following:

          1. That in the respective regular meetings of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. held today, February 1, 2002, its respective Boards of Directors took note that Mr. Jose Miguel Valdes tendered his resignation to the position of director of such Companies, which were made effective as of the same date.

          2. It was also reported at the same meeting, that, exercising the authority established in article 32 of the Stock Corporation Law, their respective Directors unanimously resolved to appoint Mr. Raul Sotomayor Valenzuela to substitute the director who tendered his resignation as of this same date.

          3. It was also reported that at these respective meetings Mr. Juan Eduardo Ibanez Walker tendered his resignation to the position of Vice President of the Board of Directors of Telex-Chile S.A. and of Chilesat S.A. and the director Mr. Raul Sotomayor Valenzuela was appointed by the respective boards of directors in his substitution. Mr. Ibanez continues as director of both companies.

          4. It was finally informed that in these respective meetings Mr. Alejandro Ulloa Azocar tendered his resignation as of this date to his position of General Manager of Telex-Chile S.A. and of Chilesat S.A., and their respective boards of directors proceeded to appoint the Manager of Administration and Finance, Mr. Rafael Wilhelm Matthei in his stead as new General Manager of such companies, in the nature of interim.

     6.   By letter of February 8, 2002 the following was reported:

          That the Board of Directors of Telex-Chile S.A., fulfilling the resolutions on capital increase taken at the Special General shareholders' Meeting held on January 30, 2002, and in the exercise of the authorities that were given to him at such meeting, resolved at special meeting held yesterday, among other matters:

          1. To issue simultaneously, 7,470,659,520 paid shares of the same A Series at present existing and 7,177,692,488 paid shares of the same B series at present existing, in order to cover the capital increase amounting to the sum of Ch$ 263,670,336,297, resolved at such meeting, which, once such issue is registered in the Registry of Securities of Superintendence of Securities and Insurance, it shall be offered preferentially to the shareholders of the Company, who will be entitled to subscribe and pay for them pro rata to the shares they hold registered in the shareholders registry on the fifth business day prior to the date of publication of the notice of preferential option.

          2. The placement value of the shares that it was resolved to issue will be for both series Ch$ 18 per share and will be exclusively directed to be subscribed and paid for by the shareholders and/or assigns of the preferential option, or to be subscribed and paid for by the creditors or their assigns, cash down at the time of their subscription, or through the capitalization of credits prior to the issue, that such shareholders or financial creditors or their assigns might have against the Company, in accordance with what is established in number 4 and 5 of Section III of the Norm of a General Nature No. 30 of the Superintendence of Securities and Insurance.

          3. The shareholders entitled to subscribe shares, or their assigns, must express in writing their intention to subscribe them within the maximum period of 30 days counted from the publication of the notice of preferential offer. If nothing is expressed within that term, it will be understood that they waive that right. The shares that are not subscribed by the shareholders and/or their assigns exercising their preferential option, shall not be offered to third parties at values that are lower or in more advantageous conditions than those, and they will be destined exclusively to be placed by the Board of Directors at the disposal of the financial creditors of the Company or of the assigns of their respective credits, as may be the case, in order to comply with the capitalization of credits provided for in the preventive Judicial Agreement of the Company agreed in December 28, 2001 before the Twenty-eighth Civil Court of Santiago.

          4. The value of the shares to be subscribed by shareholders and/or their assigns, or by the financial creditors and/or their assigns, and that is paid through capitalization of their credits, with the pertinent set off, will be made until the concurrence of the credits that exist and that are properly accredited, that such shareholders or creditors, and if this is the case their assigns, have against the Company, granted prior to the issue of these shares. For the purpose of capitalization, financial creditors of the Company will be understood to be those defined as such in the preventive judicial agreement agreed on December 28, 2001 before the Twenty-eighth Civil court of Santiago. The value of their credits shall be determined in the terms and conditions that may be resolved by the Board of Directors when the time comes, taking into consideration the stipulations of such preventive judicial agreement. All the shares through which the capital increase will be made must be issued, subscribed and paid for within the maximum term of 120 calendar days counted since December 28 of the year 2001. Upon expiration of this term, if the capital increase has not been completed, it will be reduced by operation of law to the sum actually paid.

     7. By letter of March 5, 2002, Telex-Chile S.A. and its subsidiary Chilesat S.A. reported the following:

          That at their respective special meetings held today, March 5, 2002, the boards of directors of Telex-Chile S.A. and of Chilesat S.A. agreed to appoint Mr. Alejandro Rojas Pinaud as of that same date, as new General Manager of such companies.

          The Boards of Directors likewise resolved that Mr. Rafael Wilhelm Matthei, who performed the functions of General Manager of both companies in the capacity of interim, would resume as of the same date, his position of Manager of Administration and Finance of Telex-Chile S.A. and Chilesat S.A.

     8.   By letter of March 5, 2002 the following was reported:

          1. That at special meeting held today March 5, 2002, the Board of Directors of Telex-Chile S.A. resolved to call its shareholders to a Special General Shareholders' Meeting on March 25, 2002, at 10.00 hours, to be held at No. 202 Rinconada El Salto of the Municipality of Huechuraba, Santiago, in order that the General Meeting may approve a postponement until May 30, 2002, of the period to subscribe and pay for the capital increase approved at the special General Shareholders' Meeting of the Company held on January 30, 2002.

          2. That such call was made in accordance with what is established in No. 3) of article 58 of Law No. 18,046 on Stock
               Corporations, as it had been requested by a shareholder representing over 10% of the voting shares issued.

     9.   By letter of March 25, 2002 the following was reported:

          1. That at the Special General Shareholders' Meeting of the Company held today, March 25, 2002, which was attended by 90.4517% of the voting shares issued by the Company, it was resolved to extend, until May 30, 2002, the term to subscribe and pay for the shares corresponding to the capital increase approved at the Special General Shareholders' Meeting of the Company held on January 30, 2002.

          2. That the General Meeting likewise resolved to adapt the text of the First Transitory Article of the bylaws, with regard to the subscription and payment of the equity capital, making it consistent with the aforementioned resolution and also resolved to authorize the Board of Directors to take all the resolutions that should be necessary to implement the capital increase according to the new period agreed to subscribe and pay for the shares.

          3. Finally, the General Meeting resolved to authorize the General Manager Mr. Alejandro Rojas Pinaud and the lawyer Mr. Felipe Perez Walker to carry out all the necessary proceedings tending to legalize the resolutions therein adopted, and to sign such applications and make all the presentations and carry out all the proceedings that may be necessary before that Superintendence in order to obtain the registration, modification, or rectification in the Registry of Securities of the issue of the paid shares.

     10. By letter of April 16, 2002, the Company and its subsidiary Chilesat S.A. informed as follows:

          That yesterday, April 15, 2002, several financial creditors of Telex Chile S.A. and its subsidiary Chilesat S.A. assigned their respective credits in favor of the Company "Redes Opticas S.A." or in favor of the Company Redes Opticas (Cayman) Corp., which, therefore, became new creditors of Telex-Chile S.A. and of Chilesat S.A. in their substitution.

          In the case of Telex-Chile S.A. the following creditors assigned their respective credits to Redes Opticas S.A. : Investamerica, Barclays Bank PLC, Shinhan Bank, Key Financial Corporation, Marcard, Stein & Co., Gmbh & Co. KG. Banco Urquijo, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Inversiones DLJ Chile Limitada and Bear Stearn & Co. For its part, Bank of America and Pacific Life

          Insurance Company assigned their credits to the Company "Redes Opticas (Cayman) Corp.", all of which, in the aggregate amount today in principal and interest, to the equivalent in pesos of Ch$ 17,760,285,657.

          In the case of Chilesat S.A. the following creditors assigned their respective credits to Redes Opticas S.A., Investamerica, BBV Banco Bhif, Scotia Bank Sud Americano, Dresdner Bank Lateinamerika, Sudameris, Inversiones DLJ Chile Limitada, Bear Stearn & Co. and Banco de Credito e Inversiones, while Bank of America assigned its credit to "Redes Opticas (Cayman) Corp", all of which, in their aggregate, amounted yesterday, in principal and interest, to the equivalent in pesos of Ch$ 49,380,474,117.

     11.  By letter of April 26, 2002 the Company informed as follows:

          1. That today, Redes Opticas S.A. exercising the right of preferential subscription established in article 25 of Law 18,046 on Stock Corporations, notice of commencement of which was published in newspaper "Estrategia" of April 23 last, subscribed and paid for 2,544,520,302 Series "A" shares of Telex Chile S. A. for a total of Ch$ 45,801,370,838 (forty five thousand eight hundred and one million three hundred and seventy thousand eight hundred and thirty eight Chilean pesos) corresponding to the issue of paid shares resolved at the Special General Shareholders' Meeting held on January 30, 2002, modified by the Special General Shareholders' Meeting held on March 25, 2002, issue which was recorded in the Registry of Securities of that Superintendence under No. 657 on February 22, 2002, and modification of which inscription was made on April 10, 2002.

               Such shares, subscribed and paid for at their placement value of Ch$ 18 per share fixed by the Special General Shareholders' Meeting, were fully paid, capitalizing all the credits held by Redes Opticas S.A. against Telex-Chile S.A., amounting in principal and interests to the same value of the subscription of such shares, credits that had been acquired on April 15 last by Redes Opticas S.A. from several financial creditors of the Company and from its affiliate Chilesat S.A., as reported in the notice given on essential event sent to that Superintendence on April 16 last.

          2. That today also Redes Opticas (Cayman) Corp., exercising in turn its right to preferential subscription, subscribed and paid 1,143,670,567 Series "A" shares and 88,970,719 Series "B" shares of Telex Chile S.A. for a total of Ch$ 22,187,543,161 (twenty two thousand one hundred and eighty seven million five hundred and forty three thousand one hundred and sixty one Chilean pesos), corresponding to the same issue and at the same placement value mentioned above, which were fully paid, capitalizing all the credits held by Redes Opticas (Cayman) Corp.

               against Telex-Chile S.A., amounting in principal and interest to the same subscription value of such shares, credits which had been acquired on April 15 last by Redes Opticas (Cayman) Corp. from different financial creditors of the Company and from its affiliate Chilesat S.A., as was also reported through the same essential event notice of which was given on April 16 last.

          3. That of the credits capitalized by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, through such subscription of shares, amounting in the aggregate to Ch$ 67,988,913,999 (sixty seven thousand nine hundred and eighty eight million nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos) the sum of Ch$ 50,014,263,727, corresponds to those financial credits owed by the affiliate Chilesat S.A. and that as reported in the aforementioned essential event were acquired on April 15 last by Redes Opticas S.A. or by Redes Opticas (Cayman) Corp. from the financial creditors of such affiliate therein identified.

               The capitalization in Telex-Chile S.A. of those credits that its affiliate Chilesat S.A. owed was materialized by reason of having made previously several novations for change of debtor of such credits, through which Telex Chile S.A. substituted Chilesat S.A. as their debtor, in favor of Redes Opticas S.A. and Redes Opticas (Cayman) Corp., respectively, Chilesat S.A. being expressly released from its payment. Such novations were entered into onerously, in such a way that Telex-Chile S.A. became the creditor of its affiliate Chilesat S.A. for the same amounts for which the latter was released from payment with respect to Redes Opticas S.A. and Redes Opticas (Cayman) Corp.

               Such novations for change of debtor that preceded the capitalization of credits mentioned, were carried out in fulfillment of the provisions of the respective preventive judicial agreements of Telex Chile S.A. and of Chilesat S.A., approved by the Twenty-Eighth Civil Court of Santiago by resolutions of January 25, 2002 published in the Official Gazette of January 7, 2002.

          4. That, as a consequence of such capitalization of credit made by Redes Opticas S.A. and Redes Opticas (Cayman) Corp, the financial liabilities of Telex Chile S.A. assumed with their financial creditors and/or assumed in substitution of its affiliate Chilesat S.A., have been reduced on this date in the sum of Ch$ 67,988,913,999 (sixty seven million nine hundred and eighty eight thousand nine hundred and thirteen thousand nine hundred and ninety nine Chilean pesos ).

          5. It is reported that by virtue of the subscription and payment of the shares to which reference is made in numbers 1 and 2, all the shares subscribed and paid for of Telex-Chile S.A. to this date, corresponding to the issue of 7,470,659,529 series A shares and 7,177,692,488 Series B shares resolved at the Special General Shareholders' Meeting indicated in number 1, amounts to 3,777,161,888 shares, of which 3,688,191,169 shares correspond to Series A and the remaining 88,970,719 shares to Series B.

               In view of the fact that the number of shares subscribed and paid for of the Company prior to such issue of shares was 227,926,973 shares divided into 116,242,756 Series A shares and into 111,684,217 Series B shares, the total shares of the Company subscribed and paid for up to this date, amount to 4,005,088,861 shares, divided into 3,804,433,925 Series A shares and 200,654,936 Series B shares.

          6. It is finally informed that, as a result of the shares that Redes Opticas S.A. subscribed and paid for today, it is now the titleholder of a total of 2,590,733,067 shares subscribed and paid for of the A series of the Company, representing 64.686% of the total shares subscribed and paid for to date, while Redes Opticas (Cayman) Corp., also as a result of the shares that it subscribed and paid for today, is now titleholder of 1,161,465,975 shares subscribed and paid for of the A series and of 90,355,095 shares subscribed and paid for of the B series, which in the aggregate represent a total of 1,251,821,070 shares of the Company subscribed and paid for , representing 31.255% of the total shares subscribed and paid for at this date.

               Therefore, on this date Redes Opticas S. and Redes Opticas (Cayman) Corp. now control in the aggregate 95.94% of the total shares of Telex-Chile S.A. subscribed and paid for as of today.

               As reported in the notice on Public Offer of Acquisition of Shares and Control of Telex Chile S.A., published by Redes Opticas S.A. on March 6, 2002 in the newspapers El Mercurio of Santiago and La Tercera, the shareholders of Redes Opticas S.A. are Connected Acquisition Chile S.A. affiliate of Southern Cross in Latin America Private Equity Fund, which is the holder of 81.25% of the equity capital of Redes Opticas S.A. and Inversiones GE Capital Chile Limited, affiliate of GE Capital Equity Investments Ltd., which is the titleholder of the balance of 18.75% of the equity capital of Redes Opticas S.A.

               Redes Opticas (Cayman) Corp. is an affiliate of Redes Opticas S.A., that is the owner of all its equity capital.

     12.  By letter of April 30, 2002 the Company reported the following:

          That at Regular General Shareholders' Meeting of the Company held today, a new Board of Directors of the Company was elected, whose members will remain in office for a further statutory period of three years.

          The Board elected at this meeting is now formed by the following persons:

          Mr. Fernando Aguero Garces
          Mr. Jaime Bauza Bauza
          Mr. Ignacio Cosentino Ortiz
          Mr. Enrique Huidobro Augier
          Mr. Alejandro Jadresic Marinovic
          Mr. Norberto Morita Kusumoto
          Mr. Ricardo Rodriguez Molina
          Mr. Raul Sotomayor Valenzuela
          Mr. Heriberto Urzua Sanchez.

          That among other resolutions taken by the General Meeting, it approved the Annual Report, the General Balance Sheet and Income Statement of the Company corresponding to the financial period 2001, and again appointed the newspaper "Estrategia" to make any of the publications that the Company must make, once more the firm Ernst & Young was appointed as independent auditors of the Company.

          It was likewise reported that the Board of Directors of the Company, at meeting held after such General Meeting, resolved to appoint Mr. Norberto Morita Kusumoto as Chairman of the Board and Mr. Raul Sotomayor Valenzuela as Vice-Chairman.

     13. Through letter dated July 19, 2002, the Company informed the following:

          On July 9, 2002, according to article Fifth of the corporate by-laws, the effective term for the series of shares of the company and respective preferences has expired. As a consequence of the above, the company's capital is divided into 4,691,058,511 common, registered shares, of the same value and without par value, all of which belong to the same series and have no preference whatsoever.

                               TELEX-CHILE S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 TELEX-CHILE S.A.


                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer


Dated:  November 18, 2002